Exhibit 99.2
Management’s Discussion and Analysis
February 17, 2021

Management’s Discussion and Analysis
Our business is exploring for, acquiring, developing and producing natural resources. We are organized into business units focused on copper, zinc, steelmaking coal, and energy. These are supported by our corporate offices, which manage our corporate growth initiatives and provide marketing, administrative, technical, health, safety, environment, community, financial and other services.

Through our interests in mining and processing operations in Canada, the United States (U.S.), Chile and Peru, we are an important producer of copper, one of the world’s largest producers of mined zinc, the world’s second-largest seaborne exporter of steelmaking coal and we have an interest in a producing oil sands mine. We also produce lead, silver, molybdenum and various specialty and other metals, chemicals and fertilizers. We actively explore for copper, zinc and gold, and we hold interests in oil sands assets in the Athabasca region of Alberta, Canada.

This Management’s Discussion and Analysis of our results of operations is prepared as at February 17, 2021 and should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2020. Unless the context otherwise dictates, a reference to Teck, Teck Resources, the Company, us, we or our refers to Teck Resources Limited and its subsidiaries, including Teck Metals Ltd. and Teck Coal Partnership. All dollar amounts are in Canadian dollars, unless otherwise stated, and are based on our 2020 audited annual consolidated financial statements that are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. In addition, we use certain financial measures, which are identified throughout the Management’s Discussion and Analysis in this report, that are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. See “Use of Non-GAAP Financial Measures” on page 60 for an explanation of these financial measures and reconciliation to the most directly comparable financial measures under IFRS.

This Management’s Discussion and Analysis contains certain forward-looking information and forward-looking statements. You should review the cautionary statement on forward-looking statements under the heading “Cautionary Statement on Forward-Looking Statements” on page 71, which forms part of this Management’s Discussion and Analysis, as well as the risk factors discussed in our most recent Annual Information Form.

Additional information about us, including our most recent Annual Information Form, is available on our website at www.teck.com, under Teck’s profile at www.sedar.com (SEDAR), and on the EDGAR section of the United States Securities and Exchange Commission (SEC) website at www.sec.gov.

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Business Unit Results
The following table shows a summary of our production of our major commodities for the last five years and estimated production for 2021.

Five-Year Production Record and Our Estimated Production in 2021

Principal Products		2016	2017	2018	2019	2020	2021 estimate(3)

Copper(1)	thousand tonnes	324	287	294	297	276	283

Zinc
Contained in concentrate(1)	thousand tonnes	662	659	705	640	587	598
Refined	thousand tonnes	312	310	303	287	305	305

Steelmaking coal	million tonnes	27.6	26.6	26.2	25.7	21.1	26.0

Bitumen(1)(2)	million barrels	–	–	6.8	12.3	8.4	10.4

Notes:
(1)We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations. Zinc contained in concentrate production includes co-product zinc production from our 22.5% interest in Antamina.
(2)Fort Hills bitumen results for the year ended December 31, 2018 are included from June 1, 2018.
(3)Production estimates for 2021 represent the midpoint of our production guidance range.

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Average commodity prices and exchange rates for the past three years, which are key drivers of our profit, are summarized in the following table.

	US$					CAD$
	2020	% chg	2019	% chg	2018	2020	% chg	2019	% chg	2018
Copper (LME cash — $/pound)	2.80	+3%	2.72	-8%	2.96	3.76	+4%	3.62	-6%	3.84
Zinc (LME cash — $/pound)	1.03	-11%	1.16	-13%	1.33	1.38	-10%	1.54	-10%	1.72
Steelmaking coal (realized — $/tonne)	113	-31%	164	-12%	187	152	-30%	218	-10%	243
Blended bitumen (realized — $/barrel)(1)	27.99	-38%	45.20	+29%	35.12	37.51	-38%	60.12	+30%	46.14
Exchange rate (Bank of Canada)
US$1 = CAD$	1.34	+1%	1.33	+2%	1.30
CAD$1 = US$	0.75	0%	0.75	-3%	0.77
Note:
(1)Fort Hills blended bitumen results for the year ended December 31, 2018 are included from June 1, 2018.

Our revenues, gross profit before depreciation and amortization,1,2 and gross profit by business unit for the past three years are summarized in the following table.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)(2)			Gross Profit (Loss)
($ in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Copper	$ 2,419	$ 2,469	$ 2,714	$ 1,242	$ 1,080	$ 1,355	$ 859	$ 617	$ 877
Zinc	2,700	2,968	3,094	815	831	1,085	523	601	869
Steelmaking coal	3,375	5,522	6,349	1,009	2,904	3,770	277	2,112	3,040
Energy(3)	454	975	407	(223)	144	(106)	(326)	10	(165)
Total	$ 8,948	$ 11,934	$ 12,564	$ 2,843	$ 4,959	$ 6,104	$ 1,333	$ 3,340	$ 4,621
Notes:
(1)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.
(3)Fort Hills blended bitumen results for the year ended December 31, 2018 are included from June 1, 2018.

1Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2See “Use of Non-GAAP Financial Measures” section for reconciliation.

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Copper
In 2020, we produced 276,000 tonnes of copper from our Highland Valley Copper Operations in B.C., our 22.5% interest in Antamina in Peru, and our Carmen de Andacollo and Quebrada Blanca operations in Chile.

In 2020, our copper business unit accounted for 27% of our revenue and 44% of our gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)(2)			Gross Profit (Loss)
($ in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Highland Valley Copper	$ 993	$ 1,005	$ 941	$ 476	$ 395	$ 343	$ 331	$ 196	$ 164
Antamina	868	900	1,061	566	614	794	414	457	652
Carmen de Andacollo	442	394	488	170	89	193	95	23	121
Quebrada Blanca	116	170	224	30	(18)	26	19	(59)	(59)
Other	–	–	–	–	–	(1)	–	–	(1)
Total	$ 2,419	$ 2,469	$ 2,714	$ 1,242	$ 1,080	$ 1,355	$ 859	$ 617	$ 877
Notes:
(1)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.

	Production(1)			Sales(1)
(thousand tonnes)	2020	2019	2018	2020	2019	2018
Highland Valley Copper	119	121	101	119	124	103
Antamina	86	101	100	85	101	99
Carmen de Andacollo	58	54	67	59	55	64
Quebrada Blanca	13	21	26	14	21	26
Total	276	297	294	277	301	292

Note:
(1)We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate ownership interest in the operation.
Operations
Highland Valley Copper
Our Highland Valley Copper Operations is located in south-central B.C. Gross profit was $331 million in 2020, compared with $196 million in 2019. The increase was primarily due to lower operating costs, reduced depreciation and amortization expense, and higher copper prices, partially offset by lower sales volumes resulting from a decrease in copper and molybdenum production. Gross profit before depreciation and amortization was $476 million in 2020, compared to $395 million in 2019 and $343 million in 2018.

Highland Valley Copper’s 2020 copper production was 119,300 tonnes, compared to 121,300 tonnes in 2019 and 100,800 tonnes in 2018. The decrease in 2020 production compared with 2019 was primarily due to lower mill throughput as a result of harder ores, offset by higher mill recoveries and copper grades. Molybdenum production was 50% lower in 2020 at 3.3 million pounds, compared to 6.6 million pounds in 2019, primarily due to substantially lower molybdenum grades and recovery, as anticipated in the mine plan.

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Copper production in 2021 is anticipated to be between 128,000 and 133,000 tonnes, with lower production in the first half of 2021. This is lower than our previous guidance. We have identified the rock unit attributable to the decreased throughput and it is now incorporated in our throughput model. This will continue to be a component of the ore feed through 2022 and declines thereafter. Copper production from 2022 to 2024 is expected to be between 135,000 and 165,000 tonnes per year. Molybdenum production in 2021 is expected to be between 1.2 million and 1.8 million pounds, with production expected to be between 3.0 million and 4.5 million pounds per year from 2022 to 2024.

Antamina
We have a 22.5% share interest in Antamina, a copper-zinc mine in Peru. The other shareholders are BHP (33.75%), Glencore (33.75%) and Mitsubishi Corporation (10%). Gross profit in 2020 was $414 million, compared with $457 million in 2019. Gross profit in 2020 decreased from 2019 primarily due to a temporary shutdown due to COVID-19 in the second quarter, partially offset by higher copper prices and zinc sales. In 2020, our share of gross profit before depreciation and amortization was $566 million, compared with $614 million in 2019 and $794 million in 2018.

On a 100% basis, Antamina’s copper production in 2020 was 380,700 tonnes, compared to 448,500 tonnes in 2019, with the decrease primarily due to the temporary shutdown. Zinc production was 427,800 tonnes in 2020, an increase from 303,300 tonnes of production in 2019, primarily due to higher zinc grades and a higher proportion of copper-zinc ore processed as expected in the mine plan. In 2020, molybdenum production was 7.9 million pounds, which was similar to 2019.

Pursuant to a long-term streaming agreement made in 2015, Teck delivers an equivalent to 22.5% of payable silver sold by Compañía Minera Antamina S.A. to a subsidiary of Franco-Nevada Corporation (FNC). FNC pays a cash price of 5% of the spot price at the time of each delivery, in addition to an upfront acquisition price previously paid. In 2020, approximately 2.8 million ounces of silver were delivered under the agreement. After 86 million ounces of silver have been delivered under the agreement, the stream will be reduced by one-third. A total of 18.0 million ounces of silver have been delivered under the agreement from the effective date in 2015 to December 31, 2020.

Our 22.5% share of 2021 production at Antamina is expected to be in the range of 91,000 to 95,000 tonnes of copper, 95,000 to 100,000 tonnes of zinc and 1.0 to 1.4 million pounds of molybdenum. Our share of annual copper production is expected to average 90,000 tonnes from 2022 to 2024. Zinc production is expected to remain high through the next couple of years as a result of mine sequencing. Our share of zinc production is expected to average between 80,000 and 100,000 tonnes per year during 2022 to 2024, with annual production fluctuating due to feed grades and the amount of copper-zinc ore available to process. Our share of annual molybdenum production is expected to be between 2.0 and 3.0 million pounds between 2022 and 2024.

Carmen de Andacollo
We have a 90% interest in the Carmen de Andacollo mine, which is located in the Coquimbo Region of central Chile. The remaining 10% is owned by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company. Gross profit increased to $95 million in 2020 from $23 million in 2019, with production and sales in 2019 impacted by a labour strike. Gross profit before depreciation and amortization was $170 million in 2020, compared to $89 million in 2019 and $193 million in 2018.

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Carmen de Andacollo produced 55,400 tonnes of copper contained in concentrate in 2020, compared to 51,600 tonnes in 2019. The increase was primarily due to the labour strike in 2019, which impacted production, partially offset by lower copper grades. Copper cathode production was 2,000 tonnes in 2020, compared with 2,400 tonnes in 2019. Gold production of 49,200 ounces in 2020 was higher than the 46,800 ounces produced in 2019, with 100% of the gold produced for the account of RGLD Gold AG, a wholly owned subsidiary of Royal Gold, Inc. In effect, 100% of gold production from the mine has been sold to Royal Gold, Inc., who pays a cash price of 15% of the monthly average gold price at the time of each delivery, in addition to an upfront acquisition price previously paid.

Carmen de Andacollo’s production in 2021 is expected to be in the range of 46,000 to 51,000 tonnes of copper, including approximately 1,000 tonnes of copper cathode. Production in 2021 is expected to be lower than 2020 due to lower copper grades. Annual copper in concentrate production is expected to be between 50,000 and 60,000 tonnes for 2022 to 2024.

Quebrada Blanca
Our Quebrada Blanca Operations is located in the Tarapacá Region of northern Chile. We have a 60% indirect interest in Compañía Minera Quebrada Blanca S.A. (QBSA). A 30% interest is owned indirectly by Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation (together referred to as SMM/SC), and 10% is owned by ENAMI. ENAMI’s 10% preference share interest in QBSA does not require ENAMI to fund capital spending.

Quebrada Blanca Operations
Quebrada Blanca’s gross profit in 2020 was $19 million, in comparison to a gross loss of $59 million in 2019. The increase is primarily a result of substantially lower operating costs and reduced depreciation and amortization expense as the cathode operation nears the end of its operating life. Quebrada Blanca’s gross profit before depreciation and amortization was $30 million in 2020, compared to a loss of $18 million in 2019 and a profit of $26 million in 2018.

Mining operations ceased in the fourth quarter of 2018, and mining equipment and personnel have been redeployed to the Quebrada Blanca Phase 2 (QB2) project. The operation is now focused on secondary copper extraction from previous leach piles.

Quebrada Blanca produced 13,400 tonnes of copper cathode in 2020, compared to 21,100 tonnes in 2019, with the decrease due to the continued decline of cathode production, as planned. Cathode production has been extended to the end of 2021, with anticipated production of approximately 10,000 to 11,000 tonnes in 2021, with declining production rates in the second half of the year.

Quebrada Blanca Phase 2
The QB2 project is one of the world’s largest undeveloped copper resources. QB2 is expected to have low operating costs, an initial mine life of 28 years and significant potential for further growth. Teck approved the QB2 project for full construction in December 2018.

On March 18, 2020, we temporarily suspended construction activities at the project to protect the health and safety of our employees and to support Chilean efforts to limit transmission of COVID-19. The project has subsequently ramped up in stages to pre-COVID-19 levels in accordance with plan and will continue to ramp up further as conditions permit, with peak construction workforce levels expected in the second quarter of 2021. The overall project progress through the end of December 31, 2020 met our year-end target of 40%

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overall completion. Significant focus remains on managing COVID-19 and the extensive protocols in place to protect the health and safety of our employees.

On March 31, 2020, we announced an updated capital cost estimate for the project of US$5.2 billion, including escalation, and the go-forward spend from April 1, 2020 was estimated at US$3.9 billion, assuming a CLP/USD rate of 775 over the remainder of the project. The estimate was based on a schedule that contemplated first production in the second quarter of 2022 and included a contingency of approximately US$400 million. This updated estimate and schedule did not reflect the impact of COVID-19 on the project outlined below, including the temporary suspension of project construction activities due to the pandemic.

The temporary suspension due to COVID-19 in mid-March and impacts related to managing ramp-up and construction within the current COVID-19 environment has resulted in changes to both project capital costs and schedule. We have updated our estimate of the overall COVID-19 related costs based on the impacts to construction seen to date under the existing COVID-19 management protocols. However, additional cost risk remains, should the pandemic worsen or continue for a protracted period of time.

The impact of the construction suspension including estimated ramp-up costs and estimated costs associated with ongoing compliance with health and safety protocols in the context of COVID-19, as well as additional camp space that would not have been required absent COVID-19, are anticipated to be approximately US$450 to US$500 million, of which US$197 million has been expensed. This is an increase of US$50 million over previous guidance. This does not include interest that would have otherwise been capitalized if the project were not suspended.

The estimated capital cost of QB2 excluding costs associated with COVID-19 remains US$5.2 billion as announced on March 31, 2020, including escalation and based on a CLP/USD exchange rate of 775 from April 1, 2020. The average realized exchange rate was approximately 800 from April 1, 2020 to December 31, 2020. The go-forward capital cost from January 1, 2021 is estimated at US$3.2 billion, assuming a CLP/USD rate of 775 over the remainder of the project. A 25 CLP change in the CLP/USD exchange rate would change the capital cost by approximately US$80 million.

First production is expected in the second half of 2022, in line with previous guidance, reflecting the estimate of schedule delay related to COVID-19, including demobilization, suspension and restart impacts.

Project development expenditures in 2020 were approximately US$1.227 billion, with additional capital commitments as at December 31, 2020 of approximately US$1.3 billion. The development of the project is based on a technical report that is compliant with National Instrument (NI) 43-101.

Quebrada Blanca Phase 3
Drilling and engineering studies for the Quebrada Blanca Phase 3 project progressed in 2020. A limited amount of work continues on targeted trade-off studies in preparation for the start of the prefeasibility study.

Other Copper Projects
Teck and our partners continue to advance the development of five base metals projects, Zafranal, San Nicolás, Galore Creek, Mesaba and Schaft Creek, collectively referred to as the Project Satellite assets. Work in 2021 at Zafranal will include submission of a Social and Environmental Impact Assessment in support of project permitting. Work at San Nicolás in 2021 will focus on completing a prefeasibility study and baseline environmental studies. At Galore Creek, a prefeasibility study and associated environmental and

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social baseline studies will be initiated. Limited baseline field studies and focused engineering work will be carried out at Mesaba and Schaft Creek.

In addition to the Project Satellite assets, Teck has a 50% interest in Compañía Minera NuevaUnión S.A., which owns the Relincho and La Fortuna projects. Newmont Corporation owns the remaining 50%. In 2020, limited work focused on a review of study results and an assessment of optimization opportunities, with assessments continuing in 2021.

Expenditures in 2021 on NuevaUnión and the Satellite assets in total are expected to increase over 2020 expenditures. Our 2020 capital expenditures for the Satellite assets were $23 million and funding to NuevaUnión, which is accounted for as an equity investment, was $11 million. Capital expenditures in 2021 for the Satellite assets are expected to be $40 million and funding to NuevaUnión is expected to be $5 million.
Markets
Copper prices on the London Metal Exchange (LME) averaged US$2.80 per pound in 2020, up from an average of US$2.72 per pound in 2019.

Copper stocks on the LME fell by 26% to 107,950 tonnes in 2020, and copper stocks on the Shanghai Futures Exchange fell by 30% to 86,700 tonnes, while COMEX warehouse stocks rose 120% to 68,400 tonnes. Combined exchange stocks decreased by 38,500 tonnes during 2020 and ended the year at 261,700 tonnes, or less than four weeks of global consumption, well below the 25-year average of 11.3 weeks of global consumption. Exchange stocks ended the year at six-year lows and came within 1,000 tonnes of reaching levels last seen in 2008. Total reported global stocks, including producer, consumer, merchant and terminal stocks, stood at an estimated 18.8 days of global consumption versus the 25-year average of 26.9 days.

In 2020, global copper mine production decreased 1.4% according to Wood Mackenzie, a commodity research consultancy, with total production estimated at 20.6 million tonnes. Wood Mackenzie is forecasting a 3.5% increase in global mine production in 2021 to 21.3 million tonnes.

Copper scrap availability decreased in 2020 as scrap and unrefined copper imports into China, including blister and anode, were down 5.9% year over year to December 2020. China-refined copper imports increased by 36% in 2020 to 4.3 million tonnes, in response to improved demand, inventory restocking, and lower availability of copper concentrates and copper scrap.

Wood Mackenzie estimates that global refined copper production grew 1.0% in 2020, above the 1.3% decrease in global copper cathode demand. They are projecting that refined production will increase 1.5% in 2021, reaching 24.1 million tonnes. Fundamentals for copper are expected to improve in the coming years as global stimulus spending by governments continues, and as governments and corporations continue to build out their exposure to the green economy through increased electrification and reductions to carbon emissions, requiring additional copper units. Wood Mackenzie is forecasting that global copper metal demand will increase by 2.7% in 2021, reaching 24.0 million tonnes, suggesting the refined copper market will be balanced in 2021.

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Outlook

We expect 2021 copper production to be in the range of 275,000 to 290,000 tonnes. Higher production at Highland Valley Copper and Antamina is expected to offset declines at Carmen de Andacollo and Quebrada Blanca.

In 2021, we expect our copper total cash unit costs1 to be in the range of US$1.65 to US$1.75 per pound before cash margins for by-products. Copper net cash unit costs are expected to be in the range of US$1.30 to US$1.40 per pound after cash margins for by-products, based on current production plans, by-product prices and exchange rates.

We expect copper production to be in the range of 275,000 to 315,000 tonnes per year from 2022 to 2024, excluding QB2, which is expected to add substantially to our overall copper production following first production in the second half of 2022.

1Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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Zinc
We are one of the world’s largest producers of mined zinc, primarily from our Red Dog Operations in Alaska, and the Antamina copper mine in northern Peru, which has significant zinc co-product production. Our metallurgical complex in Trail, B.C. is one of the world’s largest integrated zinc and lead smelting and refining operations. In 2020, we produced 587,000 tonnes of zinc in concentrate, while our Trail Operations produced 305,100 tonnes of refined zinc.

In 2020, our zinc business unit accounted for 30% of revenue and 29% of gross profit before depreciation and amortization.

	Revenues			Gross Profit (Loss) Before Depreciation and Amortization(1)(2)			Gross Profit (Loss)
($ in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Red Dog	$ 1,394	$ 1,594	$ 1,696	$ 717	$ 837	$ 990	$ 513	$ 696	$ 864
Trail Operations	1,761	1,829	1,942	65	–	91	(23)	(86)	16
Pend Oreille	–	56	98	–	(4)	(5)	–	(7)	(20)
Other	9	8	8	33	(2)	9	33	(2)	9
Intra-segment	(464)	(519)	(650)	–	–	–	–	–	–
Total	$ 2,700	$ 2,968	$ 3,094	$ 815	$ 831	$ 1,085	$ 523	$ 601	$ 869
Notes:
(1)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.

	Production			Sales
(thousand tonnes)	2020	2019	2018	2020	2019	2018
Refined zinc
Trail Operations	305	287	303	307	284	304

Contained in concentrate
Red Dog	491	553	583	551	561	521
Antamina(1)	96	68	92	95	68	93
Pend Oreille	–	19	30	–	20	30
Total	587	640	705	646	649	644
Note:
(1)Co-product zinc production from our 22.5% interest in Antamina.

Operations
Red Dog
Our Red Dog Operations, located in northwest Alaska, is one of the world’s largest zinc mines. Gross profit in 2020 was $513 million, lower than $696 million in 2019, primarily due to lower zinc and lead prices, higher smelter processing charges and higher depreciation and amortization expense, which were partially offset by lower royalty expense. Red Dog’s gross profit before depreciation and amortization in 2020 was $717 million, compared with $837 million in 2019 and $990 million in 2018.

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In 2020, zinc production at Red Dog was 490,700 tonnes, lower than 552,400 tonnes produced in 2019, primarily due to lower zinc grades and lower mill recoveries. Lead production in 2020 of 97,500 tonnes was slightly lower than 102,800 tonnes in 2019.

We continue to implement tailings and water-related projects to manage increased water volume at Red Dog Operations. Climate change is affecting conditions in the receiving environment, which limited our ability to discharge treated water in 2020, leading to increased water in the storage facilities. Throughout 2020, we completed several projects to increase storage capacity and implemented a breakthrough RACE21TM project that significantly increased water treatment capability. In addition, a new water treatment plant was installed to increase the water discharge capacity when permit limitations allow. These projects removed the temporary restrictions from the mine plan put in place to manage water levels in 2020. We are advancing additional projects in 2021 to minimize potential constraints on production in the future.

Construction on the mill upgrade project, called VIP2, was completed in 2020. The project, which started construction in late 2017, is expected to increase average mill throughput by about 15% over the remaining mine life, helping to offset lower grades and harder ore.

Red Dog’s location exposes the operation to severe weather and winter ice conditions, which can significantly affect production, sales volumes and operating costs. In addition, the mine’s bulk supply deliveries and all concentrate shipments occur during a short ocean shipping season that normally runs from early July to late October. This short shipping season means that Red Dog’s sales volumes are usually higher in the last six months of the year, resulting in significant variability in its quarterly profit, depending on metal prices.

The Red Dog concentrate shipping season, which commenced on July 13, 2020, following a delay due to the failure of the loading arm on one of two shipping barges, was completed successfully on November 2, 2020, with all available concentrate shipped.

In accordance with the operating agreement governing the Red Dog mine between Teck and NANA Regional Corporation, Inc. (NANA), we pay a royalty on net proceeds of production to NANA, which increased from 30% to 35% in October 2017. This royalty increases by 5% every fifth year to a maximum of 50%, with the next adjustment to 40% anticipated to occur in October 2022. The NANA royalty payment in 2020 was US$175 million, compared with US$231 million in 2019. NANA has advised us that it ultimately shares approximately 60% of the royalty, net of allowable costs, with other Regional Alaska Native Corporations pursuant to section 7(i) of the Alaska Native Claims Settlement Act.

Red Dog’s production of contained metal in 2021 is anticipated to be in the range of 490,000 and 510,000 tonnes of zinc and 85,000 to 95,000 tonnes of lead. From 2022 to 2024, zinc production is expected to be in the range of 510,000 to 550,000 tonnes of contained zinc per year as the mine plan enters an area of higher-grade ores, while lead production is expected to be between 80,000 and 90,000 tonnes of contained lead per year.

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Trail Operations
Our Trail Operations in southern B.C. produces refined zinc and lead, as well as a variety of precious and specialty metals, chemicals and fertilizer products.

Trail Operations incurred a gross loss of $23 million in 2020, in comparison to a gross loss of $86 million in 2019. The lower loss in 2020 is primarily due to higher smelter processing charges realized in 2020 as well as higher production and sales. Production and sales were reduced in 2019 due to an electrical equipment failure in one of four rectifiers at the zinc refinery. Trail Operations’ gross profit before depreciation and amortization was $65 million in 2020, compared with nil in 2019 and $91 million in 2018.

Refined zinc production in 2020 was 305,100 tonnes, higher than 287,400 tonnes in 2019 when production was reduced due to the electrical equipment failure in 2019. Refined zinc production in 2020 was impacted by the extension of the annual zinc roaster maintenance to facilitate physical distancing and by the quality of feed sources available. Refined lead production in 2020 was 72,900 tonnes, compared with 69,000 tonnes in 2019. Silver production fell to 11.5 million ounces in 2020 from 14.0 million ounces in 2019 due to lower silver contained in purchased concentrates.

Our recycling process treated 43,100 tonnes of material during the year, and we plan to treat about 44,300 tonnes in 2021. Our focus remains on treating lead acid batteries and cathode ray tube glass, plus small quantities of zinc alkaline batteries and other post-consumer waste.

In 2021, we expect Trail Operations to produce between 300,000 and 310,000 tonnes of refined zinc. Refined zinc production from 2022 to 2024 is expected to be between 305,000 and 315,000 tonnes per year. Refined lead and silver production at Trail are expected to be similar to prior years but will fluctuate as a result of concentrate feed source optimization.
Markets
Zinc prices on the London Metals Exchange (LME) averaged US$1.03 per pound for the year, lower than US$1.16 per pound in 2019. Zinc prices ended the year at US$1.24 per pound, rising from a low of US$0.80 per pound in March.

Zinc stocks on the LME rose by 151,000 tonnes in 2020, a 295% increase from historically low 2019 levels, finishing the year at 202,225 tonnes. Stocks held on the Shanghai Futures Exchange rose 527 tonnes in 2020, a 1.9% increase from 2019 levels, finishing the year at 28,600 tonnes. Total global exchange stocks remained well below historical levels, ending the year at 6.4 days of global consumption, well below the 25-year average of 18 days. We estimate that total reported global stocks, which include producer, consumer, merchant and terminal stocks, rose by approximately 138,600 tonnes in 2020 to 0.8 million tonnes at year-end, representing an estimated 21 days of global demand, compared to the 25-year average of 38 days.

In 2020, global zinc mine production decreased 3.4% according to Wood Mackenzie, a commodity research consultancy, with total production reaching 12.5 million tonnes as mines in South America were forced to close for extended periods of time in the first half of 2020. Wood Mackenzie expects global zinc mine production to grow 5.5% in 2021 to reach 13.2 million tonnes, down from their September estimate of 8.5% in 2021. This increase is largely attributable to a resumption in production at South American mines.

Wood Mackenzie estimates that the global zinc metal market moved into surplus in 2020, recording an

Teck 2020 Management’s Discussion and Analysis    13

excess of 0.46 million tonnes of available material. Global refined zinc demand fell 5.5% in 2020 over 2019, declining to 13.1 million tonnes. Demand in China rebounded strongly in the second half of 2020, with Wood Mackenzie estimating that it was one of the only countries to show growth in 2020, rising 0.1% over 2019.

Wood Mackenzie estimates that global refined zinc production increased 1.5% in 2020, with refined production reaching 13.6 million tonnes. They also estimate that refined zinc production will see a 1.9% increase in 2021 over 2020 levels, to 13.9 million tonnes. The estimate for the total increase in supply will be above global metal demand, which is forecast to grow 4.0% to 13.6 million tonnes, suggesting that the refined metal market will be in a 0.3 million tonne surplus in 2021.

Outlook
We expect 2021 production of zinc in concentrate, including co-product zinc production from our copper business unit, to be in the range of 585,000 to 610,000 tonnes. We expect lead production from Red Dog to be in the range of 85,000 to 95,000 tonnes in 2021.

In 2021, we expect our zinc total cash unit costs to be in the range of US$0.54 to US$0.59 per pound before cash margins for by-products. Total cash unit costs at Red Dog are expected to increase in 2021 due primarily to lower production volumes in 2020 compared to prior years. Zinc net cash unit costs are expected to be in the range of US$0.40 to US$0.45 per pound after cash margins for by-products in 2021, based on current production plans, by-product prices and exchange rates. Cash margins for by-products are expected to be lower in 2021 primarily due to lower silver production. Net cash unit costs are expected to vary significantly throughout the year, in line with normal seasonal sales patterns. Sales of Red Dog lead, our main by-product, are typically completed in the third and fourth quarters, resulting in limited by-product credits and consequently higher net cash unit costs in the first half of the year.

For the 2022 to 2024 period, we expect total zinc in concentrate production to be in the range of 590,000 to 650,000 tonnes per year.

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Steelmaking Coal
In 2020, our steelmaking coal operations in Western Canada produced 21.1 million tonnes of coal, with sales of 21.9 million tonnes. As planned, Cardinal River Operations in Alberta completed its final production in the second quarter and began transitioning to closure in the second half of 2020. The majority of our steelmaking coal sales are to the Asia-Pacific region, with the remaining amounts sold primarily to Europe and the Americas. Our long-term annual average production capacity is 26 to 27 million tonnes, and we have total proven and probable reserves of 811 million tonnes of steelmaking coal.

A major expansion of our Elkview Operations processing facility, completed in the second quarter, increased Elkview’s capacity to allow it to produce 9 million tonnes annually. This has enabled us to replace higher-cost production from our Cardinal River Operations with lower-cost production from our Elkview Operations.

In 2020, our steelmaking coal business unit accounted for 38% of revenue and 35% of gross profit before depreciation and amortization.

($ in millions)	2020	2019	2018
Revenues	$ 3,375	$ 5,522	$ 6,349
Gross profit before depreciation and amortization(1)(2)	$ 1,009	$ 2,904	$ 3,770
Gross profit	$ 277	$ 2,112	$ 3,040
Production (million tonnes)	21.1	25.7	26.2
Sales (million tonnes)	21.9	25.0	26.0
Notes:
(1)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.

Operations
Gross profit for our steelmaking coal business unit was $277 million in 2020, down from $2.1 billion in 2019, largely due to COVID-19, which impacted demand for our products and substantially reduced prices in 2020. In addition, logistics chain disruptions early in the year and a planned extended shutdown at Neptune Bulk Terminals (Neptune), resulted in lower production and sales volumes. Gross profit before depreciation and amortization for our steelmaking coal business unit decreased to $1.0 billion in 2020, compared with $2.9 billion in 2019.

Our average realized steelmaking coal selling price in 2020 decreased to US$113 per tonne, compared with US$164 per tonne in 2019 and US$187 per tonne in 2018.

Sales volumes were 21.9 million tonnes in 2020, compared with 25.0 million tonnes sold in 2019. Our 2020 production of 21.1 million tonnes was 4.6 million tonnes lower than 2019, for the reasons noted above.

Cost of sales in 2020 was $67 per tonne, and adjusted site cash cost of sales1,2 in 2020 was $64 per tonne. This cost was lower than the $65 per tonne adjusted site cost of sales in 2019. Higher cost of sales in the first and second quarters of 2020 was due to logistics issues and the impacts of COVID-19, and was offset

1Non-GAAP Financial Measures, See "Use of Non-GAAP Financial Measures" section for further information.
2See "Use of Non-GAAP Financial Measures" section for reconciliation.

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by our cost reduction efforts and a structural change in our cost base. We have restructured the cost base in our steelmaking coal business unit with the expansion of our Elkview Operations completed in the first half of 2020, closure of our higher-cost Cardinal River Operations, a planned decline in strip ratio, and the benefits of our cost reduction program and RACE21TM.

Capital spending in 2020 included $571 million for sustaining capital, including water, and $411 million for growth capital, which includes $379 million for the Neptune upgrade project, as described below.

Elk Valley Water Management Update
We continue to implement the water quality management measures required by the Elk Valley Water Quality Plan (the Plan). The Plan establishes short-, medium- and long-term water quality targets for selenium, nitrate, sulphate and cadmium to protect the environment and human health, as well as a plan to manage calcite formation. In 2020, we completed the Elkview Phase 2 Saturated Rock Fill (SRF), doubling its capacity from 10 to 20 million litres per day, and we are currently in the commissioning phase. We also continued to advance the construction of the Fording River South Active Water Treatment Facility (FRO-S AWTF), expected to be complete during the second quarter of 2021, and the construction of our next SRF at our Fording River Operations, planned for commissioning in the fourth quarter of 2021.

The majority of our 2020 capital spending for water projects in the steelmaking coal business unit was associated with our FRO-S AWTF, the Elkview Phase 2 SRF, the Kilmarnock Diversion and the advancement of the Eagle 4 SRF at our Fording River Operations. Capital spending in 2020 on water treatment was $266 million, below our previous guidance of $285 million. COVID-19 resulted in a delay in the construction of our FRO-S AWTF in the fourth quarter 2020, which in combination with a change in the general contractor, has delayed the completion of the project to the second quarter of 2021.

Capital spending in 2021 on water treatment (AWTFs and SRFs) and water management (source control, calcite management and tributary management) is estimated to be approximately $255 million. By the end of 2021, we expect to increase total treatment capacity to more than 50 million litres per day with the completion of FRO-S AWTF, Elkview Phase 2 SRF and the first phase of an SRF at the north end of the Elk Valley.

From 2022 to 2024, we plan to invest an additional $300 to $400 million of capital on water management and water treatment. The investment in water treatment will further increase treatment capacity to 90 million litres per day and will be achieved through the development of SRFs. Our guidance on water-related capital spending from 2021 to 2024 has increased by approximately $100 million. The increase in costs is due to approximately $25 million in spending that was delayed from 2020 to 2021, approximately $45 million in COVID-19 costs primarily related to the FRO-S AWTF, and approximately $30 million related to other factors including scope changes.

The table below sets out the components of our expected water treatment and management capital costs for the years 2021 and 2022 to 2024.

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($ in millions)	2021	2022 to 2024

Water treatment (AWTFs and SRFs)	$ 215	$ 200 – 250
Water management (source control, calcite and tributary)	40	100 – 150

	$ 255	$ 300 – 400

In addition to the capital set out above and as previously announced, the aggregate cost of the incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada, outlined below, are preliminarily estimated at $350 to $400 million between 2021 and 2030. These cost estimates are based on limited engineering, and the feasibility of certain measures has not yet been confirmed. The results of environmental monitoring may dictate that certain of the measures do not need to be fully implemented, or that other measures will be required.

We continue to invest in various innovative technical solutions to address water quality issues. Additional research and development projects are ongoing to continue to improve our understanding of water quality, source control and treatment options.

Operating costs associated with water treatment were approximately $0.75 per tonne in 2020 and are projected to increase gradually over the long term to approximately $3 per tonne as additional AWTFs and SRFs become operational. Long-term capital costs for construction of additional treatment facilities are expected to average approximately $2 per tonne annually.

Fish census data obtained in late 2019, and confirmed in 2020, showed unexpected and substantial reductions in populations of Westslope Cutthroat Trout in certain mine-affected waters in the Elk Valley. The causes of the reductions are still unclear and substantial technical effort is ongoing to determine whether the reductions are associated with water quality issues, flow conditions, habitat, predation, weather, other natural causes or a combination of these factors. However, preliminary findings indicate water quality constituents, including selenium, were not a primary contributor to the decline. Given the nature and timing of the reduction in the fish population, it is more likely that the fish population decline happened due to a combination of factors. Preliminary findings have been shared and discussed with representatives of the various government agencies and Ktunaxa Nation Council and are currently under review. Concurrently, we have implemented Westslope Cutthroat Trout recovery-focused projects in the upper Fording River watershed in 2020 with more planned for 2021. Teck is also working collaboratively with representatives from the Province of B.C., Ktunaxa Nation Council and Department of Fisheries and Oceans to develop a Westslope Cutthroat Trout recovery plan. Until the results of the evaluation of cause are available, currently expected mid-2021, and appropriate mitigation measures in place, we may face delays in permitting or restrictions on our mining activities in the Elk Valley.

During the third quarter of 2018, we received notice from Canadian federal prosecutors of potential charges under the Fisheries Act in connection with discharges of selenium and calcite from steelmaking coal mines in the Elk Valley. Since 2014, compliance limits and site performance objectives for selenium and other constituents, as well as requirements to address calcite, in surface water throughout the Elk Valley and in the Koocanusa Reservoir have been established under a regional permit issued by the provincial government, which references the Plan.

As noted above, in October 2020, Environment and Climate Change Canada issued a Direction under the Fisheries Act (the Direction) setting out measures to be taken to improve water quality and prevent calcite deposition in the Elk Valley in waters affected by Teck’s Fording River and Greenhills operations. The

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measures set out in the Direction are complementary to measures already included in the Plan being implemented by Teck. The Direction does not require construction of any additional water treatment facilities beyond those already contemplated by the Plan, but sets out requirements with respect to water management such as diversions, mine planning, fish monitoring and calcite prevention measures, as well as the installation, by December 31, 2030, of a 200-hectare geo-synthetic cover trial in the Greenhills Creek drainage. The headwaters of Greenhills Creek have been identified as the location where a geo-synthetic cover over waste rock has the greatest technical potential as a source control measure.

Certain of the measures in the Direction, including the cover trial, will require incremental spending beyond that already associated with the Plan. The issuance of the Direction does not resolve the potential charges under the Fisheries Act previously notified to Teck. Discussions with respect to those charges continue and the outcome of these discussions is uncertain. If a pre-trial resolution of the potential charges is not feasible, it is not possible to assess the viability of potential defences to any charges, and the impact of a conviction may be material.

Final costs of implementing the Plan and managing water quality will depend in part on the technologies applied, on regulatory developments and on the results of ongoing environmental monitoring and modelling. The timing of expenditures will depend on resolution of technical issues, permitting timelines and other factors. As previously noted, our current plan is that the Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs. Implementation of this plan will require additional operating permits. We expect that, in order to maintain water quality, some form of water treatment will continue for an indefinite period after mining operations end. The Plan contemplates ongoing monitoring to ensure that the water quality targets set out in the Plan are in fact protective of the environment and human health, and provides for adjustments if warranted by monitoring results. This ongoing monitoring, as well as our continued research into treatment technologies, could reveal unexpected environmental impacts, technical issues or advances associated with potential treatment technologies that could substantially increase or decrease both capital and operating costs associated with water quality management, or that could materially affect our ability to permit mine life extensions in new mining areas.

Rail
Rail transportation of product westbound from our four steelmaking coal mines in southeast B.C. to Vancouver port terminals is currently provided under a 10-year agreement with CP Rail, which expires March 31, 2021. Most eastbound coal deliveries to North American customers are shipped pursuant to an arrangement with CP Rail. The remaining eastbound coal deliveries are shipped via the BNSF Railway.

In 2019, we entered into a long-term agreement with CN Rail for shipping of steelmaking coal from our four B.C. operations between Kamloops and Neptune and other west coast ports, including Ridley Terminals Inc. (Ridley). The agreement, which runs from January 2019 to December 2026, enables us to significantly increase shipment volumes through an expanded Neptune. The agreement also provides for investments by CN Rail of more than $125 million to enhance rail infrastructure and support increased shipment volumes through Neptune and Ridley. Negotiations with CP Rail for the new westbound contract commenced in the third quarter of 2020 and continued into the first quarter of 2021.

Ports
We continue to progress the Neptune facility upgrade project. All major equipment is now installed and work activity is focused on final mechanical installations and completion of electrical and control systems. Significant new facilities including the replacement of the existing dumper and the stacker-reclaimer have

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been fully constructed, tested and successfully placed in operation, with train dumping and shiploading performing as planned. A 35-day scheduled outage took place in the first quarter of 2021, removing one of the existing shiploaders and installing a new high-capacity shiploader and associated material handling systems. This shutdown essentially completes the outbound system, with commissioning to be concluded during the first quarter. Construction of the inbound-coal facilities, including the new tandem railcar dumper, is anticipated to be completed at the end of the first quarter, with first steelmaking coal handled early in the second quarter and commissioning and full ramp-up to follow. Construction activities and delivery of materials have been impacted by the resurgence of COVID-19 late in the year, resulting in pressure on the project schedule and cost increases. We will provide an update on the capital cost of the project once the final costs are determined, but at this point the total cost of the project before COVID-19 impacts is expected to be approximately 10% higher than our previous estimate of approximately $800 million. Costs associated with the impacts of COVID-19 since the onset of the pandemic, including vendor delays and subsequent construction resequencing, workforce productivity and mandated restrictions, are estimated to be an additional $80 to $100 million. Spending on the Neptune facility upgrade project is expected to be approximately $310 million in 2021 through to completion. Once completed, the upgrade project will significantly increase terminal-loading capacity and improve our capability to meet delivery commitments to our customers while lowering our overall logistics costs.

In January 2020, we announced an agreement with Ridley for shipments of steelmaking coal from Teck’s B.C. operations. The agreement runs from January 2021 to December 2027 and provides for shipments of 6 million tonnes per annum.

In the third quarter of 2020, we entered into an agreement in principle, since reflected in a definitive agreement, with Westshore Terminals for the shipment of steelmaking coal beyond the expiry of our current contract on March 31, 2021. With improving demand for steelmaking coal and strong pricing FOB Australia as well as CFR China, we have arranged for additional tonnage at Westshore to increase our operating flexibility. We expect to ship between 12.55 and 13.55 million tonnes through Westshore in 2021, of which approximately 5 million tonnes is expected to be shipped in the first quarter. After 2021, the agreement provides for the shipment of between 5 and 7 million tonnes per annum at fixed loading charges, for a total of 33 million tonnes over a period of approximately five years.

Our commercial agreements with Westshore and Ridley terminals complement the upgrades underway at Neptune and investments by CN Rail and CP Rail between Kamloops and Neptune to enhance rail infrastructure. Together, these structural changes to the supply chain will provide greater flexibility and optionality for Teck shipments and contribute to reduced costs and improved performance and reliability throughout the company’s steelmaking coal supply chain.

Sales
Our steelmaking coal marketing strategy is focused on maintaining and building relationships with our traditional customers, while establishing new customers in markets where we anticipate long-term growth in steel production and demand for seaborne steelmaking coal. In 2020, we continued to focus our marketing in areas with the greatest demand growth and also increased sales volumes to China. As a result of recent China sales at premium prices, our fourth-quarter realized price was higher than anticipated when compared to the FOB Australia price assessments, despite the price drop for markets outside China, where the majority of our volumes are sold.

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Markets
Demand for seaborne steelmaking coal was healthy at the start of 2020 before market conditions deteriorated sharply with the onset of the COVID-19 pandemic in the first quarter. Steel production in China recovered during the second quarter and China’s 2020 steel production reached a record high 1.05 billion tonnes. China continued to increase steelmaking coal seaborne imports amid virtually flat domestic steelmaking coal production and to mitigate lower imports from Mongolia. Demand for steelmaking coal continued to gradually recover through the fourth quarter and into early 2021 when a number of steel producers outside of China, who had previously deferred purchases to manage stock levels in response to the decreased demand, began restocking raw materials. The increased demand and restocking reflect blast furnace restarts and increased levels of production expected in 2021.

Chinese steel production has been running at record-high levels, and the demand for steelmaking coal is improving in the rest of the world. Despite this, change in seaborne steelmaking coal trade flows are adversely impacting pricing outside of China as cargoes originally destined for China have been diverted to non-Chinese markets. The average of the FOB Australia price assessments declined from approximately US$138 per tonne in early October to approximately US$103 per tonne by year-end. Subsequent to the end of 2020, FOB Australia pricing levels increased significantly and are currently approximately US$40 per tonne higher than at the start of 2021, and CFR China prices have increased to above US$220 per tonne.

The following graphs show key metrics affecting steelmaking coal sales: spot price assessments and quarterly pricing, hot metal production (each tonne of hot metal, or pig iron, produced requires approximately 650–700 kilograms of steelmaking coal), and China’s steelmaking coal imports by source.
Outlook
Despite the challenges in 2020, the steelmaking coal business unit achieved a substantial ramp-up in production and sales in the fourth quarter and entered 2021 with strong raw coal inventory levels.

We anticipate annual production in 2021 to be between 25.5 and 26.5 million tonnes as we transition to full

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production rates to meet anticipated demand. We continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. The new areas are expected to extend the lives of these mines and allow us to produce 26 to 27 million tonnes in the long term to continue to offset the closure of Coal Mountain and Cardinal River operations.

Over the past two weeks, severe winter weather has impacted our production and logistics service providers. Including the adverse weather impacts, we expect sales of 5.9 to 6.3 million tonnes in the first quarter of 2021.

We will continue to prioritize available spot sales volumes to China, which is expected to result in favourable price realizations. We expect our realized price in the first quarter of 2021 to be materially higher than the 10-year average when compared with the average of the three assessments lagged by one month.

Although steelmaking coal prices have softened since the pandemic, market fundamentals remain supportive of our sales plan. We continue to have detailed discussions with customers regarding 2021 sales and we are restructuring our sales book to target approximately 7.5 million tonnes to China. These sales are subject to a range of risks, including general market and economic conditions, general and specific port restrictions, Chinese regulation and policies, and normal production and operating risks. We aim to sell these tonnes at CFR China pricing, which currently reflects a premium to Australian FOB spot pricing. Final sales and average prices for a given quarter will depend on product mix, market direction for spot priced sales and timely arrival of vessels, as well as the performance of the rail transportation network and port loading facilities.

We expect 2021 adjusted site cash cost of sales to be between $59 and $64 per tonne, consistent with the second half of 2020, reflecting the structural change in the cost base of our steelmaking coal business unit. Within this guidance, we expect to be near the higher end of the range in the second and third quarters of 2021 as a result of annual maintenance outages. In the first and fourth quarters of the year, we expect to be near the lower end of the range based on higher productivities and fewer scheduled outages.

Transportation costs in 2021 are expected to decrease substantially to approximately $36 to $39 per tonne with the completion of the Neptune upgrade project and enhanced rail network flexibility. Transportation costs in the first half of the year are expected to exceed the upper end of the annual range during the final stages of Neptune upgrade construction and commissioning. We expect higher first-half transportation costs to be offset by costs at the lower end of the range in the second half of 2021.

We expect sustaining capital expenditures for our steelmaking coal operations to be approximately $430 million in 2021, including approximately $255 million related to water treatment and approximately $175 million for ongoing operations. In addition, growth capital of approximately $310 million will be invested in the Neptune facility upgrade project and $80 million in RACE21™. The RACE21™ program expenditures include substantial completion of the autonomous haulage pilot at Elkview Operations and investment in process and mining operating systems and data analytics at our operations. Capitalized stripping costs are expected to be approximately $295 to $345 million in 2021.

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Energy
Our energy business unit primarily includes a 21.3% interest in the Fort Hills oil sands mine. Our share of production at the Fort Hills oil sands mine was 8.4 million barrels of bitumen in 2020.

In 2020, our energy business unit accounted for 5% of revenue and incurred a $223 million loss before depreciation and amortization.

Fort Hills (1)

($ in millions)	2020	2019	2018(2)

Blended bitumen price (realized US$/bbl)(3)(4)	$ 27.99	$ 45.20	$ 35.12
Bitumen price (realized CAD$/bbl)(3)(4)	$ 25.27	$ 52.21	$ 32.81
Operating netback (CAD$/bbl)(3)(4)	$ (19.03)	$ 11.85	$ (10.95)
Production (million bitumen barrels)	8.4	12.3	6.8
Production (average barrels per day)	22,875	33,593	31,955
Sales (million blended bitumen barrels)	11.6	16.0	8.8
Gross profit (loss) before depreciation and amortization(3)(4)	$ (223)	$ 144	$ (106)
Gross profit (loss)	$ (326)	$ 10	$ (165)
Notes:
(1)Fort Hills figures presented at our ownership interest of 21.3%.
(2)Fort Hills financial results included from June 1, 2018.
(3)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(4)See “Use of Non-GAAP Financial Measures” section for reconciliation.

Fort Hills
The Fort Hills oil sands mine is located in northern Alberta. We hold a 21.3% interest in the Fort Hills Energy Limited Partnership (Fort Hills Partnership), which owns the Fort Hills oil sands mine, with Suncor Energy Inc. (Suncor) and Total E&P Canada Ltd. (Total) holding the remaining interest. An affiliate of Suncor is the operator of the project.
Our gross loss was $326 million in 2020, compared with a gross profit of $10 million in 2019. Our gross loss before depreciation and amortization from Fort Hills was $223 million in 2020, compared with a gross profit of $144 million in 2019. Unprecedented market volatility and a historic decline in global benchmark crude oil prices, including Western Canadian Select (WCS), resulted in significantly lower realized prices and profitability in 2020. As a result of the lower realized prices, we recorded bitumen and diluent inventory write-downs of $54 million during the year.
Our 21.3% share of bitumen production from Fort Hills was 22,875 barrels per day in 2020. This compares to 33,593 barrels per day produced in 2019. The change is primarily attributable to the Fort Hills Partnership safely and efficiently reducing operations in the second quarter, which helped reduce negative cash flows through the year in light of COVID-19 and unprecedented low WCS prices. Fort Hills ramped up production in the fourth quarter to approximately 120,000 barrels per day, of which our share was 21.3%. However, production was impacted by the shutdown of operations for several days to help facilitate a thorough investigation of a fatal incident in late December. Operations have since commenced with production ramping up in January. Suncor, the Operator of Fort Hills, is conducting an investigation of the incident.
Cost of sales was $780 million in 2020 compared with $965 in 2019, reflecting the decision to reduce

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production during the year. Adjusted operating costs1,2 of $31.96 per barrel in 2020 were higher than the $29.24 per barrel in 2019. Excluding the impact of bitumen inventory write-downs, our annual 2020 site operating costs were CAD$36.84 per barrel, remaining within our annual guidance of CAD$35 to CAD$38 per barrel, but higher than last year due to the lower volumes.

In 2020, we recorded non-cash, pre-tax impairments of our interest in Fort Hills of $1.2 billion. The details of these impairments are outlined on pages 52 to 54.

Our share of Fort Hills’ capital expenditures in 2020 was $90 million, which related to tailings infrastructure and mining equipment, including autonomous haul systems.

Frontier Project
We hold a 100% interest in the Frontier oil sands project, which is located in northern Alberta. In February 2020, we announced that we were withdrawing the Frontier project from the regulatory review process. As a result of this decision, we recorded a non-cash, pre-tax impairment of $1.13 billion in relation to the project in the fourth quarter of 2019.
Markets
Fort Hills’ bitumen production is delivered to a blend facility located near Fort McMurray, Alberta and ultimately sold as a blended bitumen product known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB). We sell our share of FRB to a variety of customers at the Hardisty, Alberta market hub and the U.S. Gulf Coast. In 2020, approximately 80% of our FRB sales were at Hardisty, with the remainder at the U.S. Gulf Coast.
Our blended bitumen price realizations are influenced by NYMEX light sweet crude oil (WTI) and Canadian heavy crude oil differentials at Hardisty, and the U.S. Gulf Coast for WCS. Price realizations are also marginally affected by the specific quality of our blended bitumen.
In 2020, WTI averaged US$39.40 per barrel. The WCS price for our Hardisty deliveries of blended bitumen were indexed at an average of WTI less US$12.60 per barrel, for a WCS blend value of US$26.80 per barrel. U.S. Gulf Coast deliveries were priced at an average of WTI minus US$3.55 per barrel, for a WCS blend value of US$35.85 per barrel.
The COVID-19 pandemic negatively impacted global crude oil markets in 2020, with global demand reduced by 9.0 million barrels per day compared to 2019. The loss of demand, coupled with an unexpected increase in production from the Organization of the Petroleum Exporting Countries (OPEC), resulted in severe price weakness throughout much of the year.
Global supply/demand balances began to recover towards the end of the year on lower OPEC supply and the shut-in of non-OPEC production for economic reasons. Demand also began to recover in the latter half of 2020. Global crude oil prices improved, with the WTI benchmark closing at just under US$50.00 per barrel at the end of December. Crude oil prices continued to improve into 2021 with WTI increasing to almost US$60.00 per barrel.
Canadian production was brought back online in the second half, with pipelines filling up, prompting a substantive return of excess volumes being shipped to market by rail. Government of Alberta production

1Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further information.
2See “Use of Non-GAAP Financial Measures” section for reconciliation.

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restrictions in place since January 2019 were also relaxed in the fourth quarter, increasing the amount of available crude supply. With the Enbridge Line 3 and Trans Mountain Expansion (TMX) pipeline expansions now under construction, pipeline capacity shortfalls are expected to be eliminated by the end of 2022.

Operating Netback
The following table summarizes our Fort Hills operating netback for the year.

(Amounts reported in CAD$ per barrel of bitumen sold)	2020	2019	2018(3)
Bitumen price realized(1)(2)(4)	$ 25.27	$ 52.21	$ 32.81
Crown royalties(5)	(0.49)	(1.50)	(2.04)
Transportation costs for FRB(6)	(11.84)	(9.62)	(8.83)
Adjusted operating costs(1)(2)(7)	(31.96)	(29.24)	(32.89)
Operating netback(1)(2)	$ (19.02)	$ 11.85	$ (10.95)
Notes:
(1)Non-GAAP measure. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.
(3)Fort Hills financial results included from June 1, 2018.
(4)Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from the Fort Hills oil sands mining and processing operations blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
(5)The royalty rate applicable to pre-payout oil sands operations starts at 1% of gross revenue and increases for every dollar by which the WTI crude oil price in Canadian dollars exceeds $55 per barrel, to a maximum of 9% when the WTI crude oil price is $120 per barrel or higher. Fort Hills is currently in the pre-payout phase.
(6)Transportation costs represent pipeline and storage costs downstream of the East Tank Farm blending facility. We use various pipeline and storage facilities to transport and sell our blend to customers throughout North America. Sales to the U.S. markets require additional transportation costs, but realize higher selling prices.
(7)Adjusted operating costs represent the costs to produce a barrel of bitumen from the Fort Hills mine and processing operation.

Outlook
We expect our share of Fort Hills annual production to be approximately 23,500 to 33,000 barrels per day in 2021. The midpoint of our guidance represents an increase of approximately 25% when compared to 2020 production. The Fort Hills partners continue to focus on cost discipline and maintaining the operating and capital cost savings achieved in 2020, while assessing plans to further increase production to nameplate capacity as the business environment improves. Adjusted operating costs are expected to be $28 to $32 per barrel for 2021, a decrease of approximately 20% when compared to 2020. We also expect production to be lower in the first half of the year and higher in the second half as we ramp up production. As such, adjusted operating costs are expected to be higher in the first half of the year.

Our share of Fort Hills capital expenditures for 2021 is expected to be approximately $85 million, focused on tailings infrastructure and work to transition to the next mining area at Fort Hills.

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RACE21TM
In May 2019, we began implementing RACE21™, our innovation-driven business transformation program. RACE21™ is a company-wide approach to Renewing our technology infrastructure, Accelerating and scaling automation and robotics, Connecting data systems to enable broad application of advanced analytics and artificial intelligence, and Empowering our employees, all with a focus on improving our operating results through 2021 and beyond.
Despite the challenges of COVID-19, Teck’s RACE21TM transformation had significant KPI impacts across our operations in 2020. The RACE21TM program is progressing well and the resulting improvements are being embedded in operating plans and budgets across our sites. Going forward, the results of the RACE21TM program will be reported in our operating results.
Major applications of technology to improve margins, productivities and efficiencies and to reduce potential health and safety risks include:
•At Highland Valley Copper, advanced analytics tools in the plant, together with drill to mill optimization and blasting improvements, resulted in an improvement of approximately 7% in throughput and approximately 2% in copper recovery
•Across all Teck sites with major trucks and shovel fleets (all four steelmaking coal operations and Highland Valley Copper), RACE21TM contributed to record haul truck productivity
•At Trail, blending optimization tools led to an increase of approximately $5 per tonne in the margin of zinc concentrate processed, while enabling process engineers to effectively handle complex blend conditions presented due to a challenging concentrate market impacted by COVID-19
Finally, we began using data and advanced analytics to give greater insight into high-risk activities and locations in our mines to reduce the risk associated with heavy vehicle/light vehicle interactions.
Outlook

In 2021, we plan to continue implementing initiatives to deliver significant key performance indicator improvements and to expand the RACE21TM scope to include water, tailings and orebody knowledge. We look forward to sharing our results in these new domains as RACE21TM develops and deploys digital tools to improve decision-making and reduce risk.

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Exploration & Geoscience
Throughout 2020, we conducted exploration around our existing operations and globally in seven countries through our six regional offices. Our exploration activities were impacted by the COVID-19 pandemic as we took actions to protect our teams and host communities. Expenditures for the year of $45 million were focused on copper, zinc and gold and were lower than expenditures in 2019 of $67 million, primarily due to COVID-19 restrictions.

Exploration & Geoscience plays three critical roles at Teck: discovery of new orebodies through early stage exploration and acquisition; pursuit, evaluation and acquisition of development opportunities; and delivery of geoscience solutions and services to create value at our existing mines and development projects.

In 2020, we drilled 69 kilometres across four steelmaking coal operations in the Elk Valley to support our existing operations and extension projects.

Early stage copper exploration continued to focus primarily on advancing porphyry-style projects in Canada, Chile, Peru and the United States. In addition, significant exploration was carried out in and around our existing operations and advanced projects, including at Quebrada Blanca. In 2021, we plan to drill several early stage copper projects, and we will continue to support our existing operations and advanced projects.

Zinc exploration in 2020 was concentrated in four areas: Red Dog mine district in Alaska, northeastern Australia, Ireland and Turkey. In Alaska, Australia and Canada, the targets are large, high-grade sediment-hosted deposits similar to major world-class deposits and in Ireland, the targets are large carbonate-hosted deposits. In 2020, we drilled greenfield targets in Ireland, Australia and Turkey (completing approximately 18 kilometres of drilling) to better understand the geologic setting and confirm the presence of economic mineralization. In 2021, we plan to continue drill testing early stage targets on our properties.

We have ongoing exploration for gold, both on 100% Teck-owned properties and through partnerships. Our current exploration efforts and drill testing for gold are focused in Peru and Turkey.

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Financial Overview
Financial Summary

($ in millions, except per share data)	2020	2019	2018
Revenues and profit
Revenues	$ 8,948	$ 11,934	$ 12,564
Gross profit before depreciation and amortization(1)(2)	$ 2,843	$ 4,959	$ 6,104
Gross profit	$ 1,333	$ 3,340	$ 4,621
Adjusted EBITDA(1)(2)	$ 2,570	$ 4,473	$ 5,607
Profit (loss) attributable to shareholders	$ (864)	$ (605)	$ 3,107

Cash flow
Cash flow from operations	$ 1,563	$ 3,484	$ 4,438
Property, plant and equipment expenditures	$ 3,129	$ 2,788	$ 1,906
Capitalized production stripping costs	$ 499	$ 680	$ 707
Investment expenditures	$ 190	$ 178	$ 284

Balance sheet
Cash balances	$ 450	$ 1,026	$ 1,734
Total assets	$ 41,278	$ 39,350	$ 39,626
Debt and lease liabilities, including current portion	$ 6,947	$ 4,834	$ 5,519

Per share amounts
Profit (loss) attributable to shareholders	$ (1.62)	$ (1.08)	$ 5.41
Dividends declared	$ 0.20	$ 0.20	$ 0.30
Notes:
(1)Non-GAAP Financial Measures. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.

Our revenue and profit depend on the prices for the commodities we produce, sell and use in our production processes. Commodity prices are determined by the supply of and demand for those commodities, which are influenced by global economic conditions. We normally sell the products that we produce at prevailing market prices or, in the case of steelmaking coal, through an index-linked pricing mechanism or on a spot basis. Prices for our products can fluctuate significantly, and that volatility can have a material effect on our financial results.

Foreign exchange rate movements can also have a significant effect on our results and cash flows, as a substantial portion of our operating costs are incurred in Canadian dollars and other currencies, and most of our revenue and debt are denominated in U.S. dollars. We determine our financial results in local currency and report those results in Canadian dollars; accordingly, our reported operating results and cash flows are affected by changes in the Canadian dollar exchange rate relative to the U.S. dollar, as well as the Peruvian sol and Chilean peso.

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In 2020, we had a loss attributable to shareholders of $864 million, or $1.62 per share. This compares with a loss attributable to shareholders of $605 million or $1.08 per share in 2019, and profit attributable to shareholders of $3.1 billion or $5.41 per share in 2018. COVID-19 had a significant negative effect on the prices and demand for our products in 2020, increasing our loss attributable to shareholders in the year, compared to 2019 and 2018. Asset impairments were recorded in 2020 and 2019 and reduced profit attributable to shareholders in each respective year, as outlined below. Other significant items affecting our profit and loss attributable to shareholders in 2020, 2019 and 2018 are also outlined below.

Our profit and loss over the past three years has included items that we segregate for presentation to investors so that the underlying profit of the company may be more clearly understood. Our adjusted profit attributable to shareholders,1, 2 which takes these items into account, was $561 million in 2020, $1.7 billion in 2019 and $2.5 billion in 2018, or $1.05, $3.03 and $4.36 per share, respectively. These items are described below and summarized in the table that follows.

In 2020, as outlined below, COVID-19 had a significant effect on our financial results with decreases in commodity prices, most significantly for steelmaking coal and blended bitumen, the temporary suspension of construction on our QB2 project and temporary reductions in production at our operations in the second quarter. As a result, we expensed $434 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project, including $103 million of interest that would otherwise have been capitalized if construction on QB2 had not been suspended. We also recorded inventory write-downs of $134 million, primarily in our steelmaking coal and energy business units, as a result of lower prices.

During 2020, we recorded non-cash pre-tax asset impairments on our interest in Fort Hills of $1.2 billion, as outlined on pages 52 to 54. We also recorded environmental costs of $270 million, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions and increased expected remediation costs.

In 2019, we recorded non-cash pre-tax impairments of $1.2 billion on our interest in Fort Hills as a result of lower market expectations for future WCS heavy oil prices; $1.1 billion on our Frontier oil sands project as a result of our decision to withdraw the project from the regulatory review process; and $289 million on our Cardinal River Operations and $31 million on our Quebrada Blanca cathode operations, both of which have short remaining mine lives. We also redeemed US$600 million of outstanding 8.5% notes due in 2024 and recorded a $224 million pre-tax charge on the transaction, of which $174 million was non-cash. This charge was partially offset by a $105 million pre-tax gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption.

In 2018, we completed the sale of our two-thirds interest in the Waneta Dam to BC Hydro for $1.2 billion in cash and recorded a pre-tax gain of $888 million, with no cash taxes payable on the transaction. We redeemed US$1.0 billion principal amount of our near-term debt maturities, reducing the outstanding balance to US$3.8 billion, and recorded a $26 million pre-tax charge on the transaction. We also recorded non-cash pre-tax asset impairments of $41 million, of which $31 million related to capitalized exploration expenditures that are not expected to be recovered, and $10 million related to Quebrada Blanca assets that would not be recovered through use because mining operations ended in the fourth quarter of 2018.

1 Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2 See “Use of Non-GAAP Financial Measures” section for reconciliation.

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The following table shows the effect of these items on our profit (loss).

($ in millions, except per share data)	2020	2019	2018
Profit (loss) attributable to shareholders	$ (864)	$ (605)	$ 3,107

Add (deduct):
Asset impairments	912	2,052	30
COVID-19 costs	233	-	-
Environmental costs	210	142	16
Inventory write-downs	91	41	57
Share-based compensation	34	3	43
Commodity derivative losses (gains)	(46)	(13)	26
Loss on debt redemption or purchase	8	166	19
Debt prepayment option loss (gain)	-	(77)	31
Gain on sale of Waneta Dam	-	-	(812)
Taxes and other	(17)	(12)	(16)
Adjusted profit attributable to shareholders(1)(2)	$ 561	$ 1,697	$ 2,501

Adjusted basic earnings per share(1)(2)	$ 1.05	$ 3.03	$ 4.36
Adjusted diluted earnings per share(1)(2)	$ 1.04	$ 3.00	$ 4.30
Weighted average diluted shares outstanding (millions)	538.0	565.3	582.1
Notes:
(1)Non-GAAP Financial Measures. See “Use of Non-GAAP Financial Measures” section for further information.
(2)See “Use of Non-GAAP Financial Measures” section for reconciliation.

Cash flow from operations in 2020 was $1.6 billion, compared with $3.5 billion in 2019 and $4.4 billion in 2018. The changes in cash flow from operations are mainly due to varying commodity prices and sales volumes, offset to some extent by changes in foreign exchange rates.
Since the launch of our cost reduction program at the beginning of the fourth quarter of 2019, we have realized approximately $355 million in operating cost and $710 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019. Our cost reduction program is now complete and reductions are built into our operating plans and guidance.
At December 31, 2020, our cash balance was $450 million. Total debt was $6.9 billion and our net-debt to net-debt-plus-equity ratio1 was 24% at December 31, 2020, compared with 15% at December 31, 2019 and 14% at the end of 2018.

COVID-19 Financial Impact
COVID-19 operating protocols remain in place across our business, with a continued focus on preventive measures, controls and compliance processes, and the integration of these actions into our operations and business planning. Operating our mines at full production in a COVID-19 environment increases certain costs, such as medical testing, safety equipment, safety supplies, additional transportation and accommodation costs for social distancing, among other things. These costs and certain costs related to inefficiencies would not have occurred absent COVID-19 and are incremental costs. However, they are considered a cost of operating in this environment and are not adjusted for in our adjusted profit calculation. To the extent these costs or inefficiencies have significantly impacted business unit costs or performance, they are discussed in the respective business unit sections of this MD&A.

1Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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The COVID-19 pandemic had a significant negative effect on prices and demand for our products and on our financial results in 2020. As a result of the pandemic, during the second quarter, we had to temporarily reduce production at a number of our operations, and we suspended active construction at our QB2 project. We incurred idle labour and other non-productive costs when production was temporarily reduced and these costs are adjusted for in our adjusted profit calculation, noted above.

During 2020, we expensed $272 million in costs associated with the temporary suspension of our QB2 project and the remobilization of the project. We also expensed $103 million of interest that would otherwise have been capitalized if construction on our QB2 project had not been suspended. Consistent with the return to active construction on the QB2 project in the third quarter, we recommenced capitalization of borrowing costs and we did not expense further costs associated with remobilization of the project in the fourth quarter.

The following table is intended to outline the COVID-19-related costs that are included in our adjusted profit for 2020.

Financial Statement Category (CAD$ in millions)	COVID-19 Costs – Adjusted Profit	2020
Cost of sales	COVID-19 costs at operating sites including: •Labour costs for idle employees at sites with temporary shutdowns due to COVID-19	$ 41
Other operating income (expense)	COVID-19 costs including: •QB2 demobilization, remobilization, and care and maintenance costs •Antamina care and maintenance and labour costs during temporary mine closure •COVID-19 fund donations	$ 290
Finance expense	Borrowing costs that would have been capitalized for QB2 if the project was not suspended	$ 103
Total COVID-19 costs		$ 434
Total COVID-19 costs (after-tax and non- controlling interests)		$ 233

Gross Profit
Our gross profit is made up of our revenue less the operating expenses at our producing operations, including depreciation and amortization. Income and expenses from our business activities that do not produce commodities for sale are included in our other operating income and expenses or in our non-operating income and expenses.

Our principal commodities are copper, zinc, steelmaking coal and blended bitumen, which accounted for 24%, 20%, 38% and 5% of revenue, respectively, in 2020. Silver and lead are significant by-products of our zinc operations, accounting for 9% of our 2020 revenue. We also produce a number of other by-products,

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including molybdenum, various specialty metals, and chemicals and fertilizers, which in total accounted for 4% of our revenue in 2020.

Our revenue is affected by sales volumes, which are determined by our production levels and by demand for the commodities we produce, commodity prices and currency exchange rates.

Our revenue was $8.9 billion in 2020, compared with $11.9 billion in 2019 and $12.6 billion in 2018. The decrease in 2020 revenue from 2019 was primarily due to the impact of COVID-19 on prices for our products, most significantly steelmaking coal, zinc and blended bitumen. Revenue was also negatively impacted in 2020 by significantly lower sales volumes for steelmaking coal due to the impact of COVID-19 on demand, logistics chain issues early in the year and the planned shutdown at Neptune. These decreases were partially offset by an increase in copper prices compared to 2019. The decrease in 2019 revenue from 2018 was due to lower steelmaking coal, copper and zinc prices and reduced steelmaking sales volumes, partially offset by a full year of revenue from the sale of blended bitumen from our Fort Hills oil sands mine. Average prices for steelmaking coal, zinc and blended bitumen were 31%, 11% and 38% lower in 2020 than in 2019, while copper prices were up 3%.

Our cost of sales includes all of the expenses required to produce our products, such as labour, energy, operating supplies, concentrates purchased for our Trail Operations’ refining and smelting activities, diluent purchased for our Fort Hills oil sands mine to transport our bitumen by pipeline, royalties, and marketing and distribution costs required to sell and transport our products to various delivery points. Our cost of sales also includes depreciation and amortization expense. Due to the geographic locations of many of our operations, we are highly dependent on third parties for the provision of rail, port, pipeline and other distribution services. In certain circumstances, we negotiate prices and other terms for the provision of these services where we may not have viable alternatives to using specific providers or may not have access to regulated rate-setting mechanisms or appropriate remedies for service failures. Contractual disputes, demurrage charges, availability of vessels and railcars, weather problems and other factors, as well as rail, port and pipeline capacity issues can have a material effect on our ability to transport materials from our suppliers and to our customers in accordance with schedules and contractual commitments.

Our costs are dictated mainly by our production volumes, by the costs for labour, operating supplies, concentrate purchases and diluent purchases, and by strip ratios, haul distances, ore grades, distribution costs, commodity prices, foreign exchange rates, costs related to non-routine maintenance projects, and our

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ability to manage these costs. Production volumes mainly affect our variable operating and distribution costs. In addition, production affects our sales volumes; when combined with commodity prices, this affects profitability and our royalty expenses.

Our cost of sales was $7.6 billion in 2020, compared with $8.6 billion in 2019 and $7.9 billion in 2018. The decrease in cost of sales in 2020 compared to 2019 was primarily due to a decrease in production volumes during the year. In addition, operating costs in our business units decreased compared to 2019, supported by our cost reduction program and RACE21TM. We have structurally shifted the cost base of our steelmaking coal business lower, as outlined in the business unit section, reducing unit costs in 2020. Depreciation and amortization decreased by $109 million compared to 2019 as a result of lower production volumes during 2020.

The increase in cost of sales in 2019 compared with 2018 is partially due to Fort Hills being operational for the full year, which accounted for approximately $400 million of the increase. In addition, depreciation and amortization rose by approximately $60 million at our steelmaking coal operations, and electricity costs increased by approximately $45 million at Trail Operations following the sale of the Waneta Dam in 2018.

In 2018, in our steelmaking coal business, unit cost increases were partially driven by our decision to increase mining activity to capture margin in a favourable steelmaking coal price environment. In addition, increased diesel and operating supplies costs also resulted in increased unit costs. Costs were higher at our Trail Operations due to maintenance issues, the effect of wildfires in southeast British Columbia and the increase in power costs resulting from the sale of the Waneta Dam to BC Hydro in July 2018. Cost of sales in 2018 also included costs from Fort Hills, which produced its first bitumen in January and achieved commercial production on June 1, 2018.
Other Expenses

($ in millions)	2020	2019	2018
General and administration	$ 132	$ 161	$ 142
Exploration	45	67	69
Research and innovation	97	67	35
Asset impairments	1,244	2,690	41
Other operating (income) expense	725	505	(450)
Finance income	(10)	(48)	(33)
Finance expense	278	266	252
Non-operating (income) expense	(43)	97	52
Share of losses of associates and joint ventures	1	3	3
	$ 2,469	$ 3,808	$ 111

General and administration expenses decreased in 2020 compared to 2019 as COVID-19 reduced travel and other corporate expenses. Our exploration activities were impacted by the COVID-19 pandemic as we took actions to protect our teams and host communities. Expenditures for the year of $45 million were focused on copper, zinc and gold and were lower than expenditures in 2019 of $67 million, primarily due to COVID-19 restrictions.

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We must continually replace our reserves as they are depleted in order to maintain production levels over the long term. We try to do this through our exploration and development programs and through acquisition of interests in new properties or in companies that own them. Exploration for minerals, steelmaking coal and oil is highly speculative and the projects involve many risks. The vast majority of exploration projects are unsuccessful and there are no assurances that current or future exploration programs will find deposits that are ultimately brought into production.

Our research and innovation expenditures are primarily focused on advancing our proprietary CESL hydrometallurgical technology, the development of internal and external growth opportunities, RACE21TM, and the development and implementation of process and environmental technology improvements at operations.

We recorded asset impairments of $1.2 billion in 2020, $2.7 billion in 2019 and $41 million in 2018, as outlined in the following table:

($ in millions)	2020	2019	2018
Fort Hills	$ 1,244	$ 1,241	$ –
Frontier project	–	1,129	–
Cardinal River Operations	–	289	–
Other	–	31	41
	$ 1,244	$ 2,690	$ 41

In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills. As a result, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $597 million (after-tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills cash-generating unit (CGU) of $2.1 billion was lower than our carrying value.

Combined with a pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our interest in Fort Hills of $1.2 billion for the year ended December 31, 2020.

In 2019, we recorded asset impairments of $2.7 billion, of which $1.2 billion related to our interest in Fort Hills due to lower market expectations for future WCS oil prices, and $1.1 billion related to our Frontier oil sands project due to our decision to withdraw the project from the regulatory review process. In addition, we recorded impairments of $289 million related to our Cardinal River Operations as a result of our decision not to proceed with the MacKenzie Redcap extension, the short remaining mine life, and a reduction in short-term steelmaking coal prices, and $31 million related to remaining Quebrada Blanca assets as we near the end of operations.

In 2018, we recorded asset impairments of $41 million, of which $31 million related to capitalized exploration expenditures that are not expected to be recovered, and $10 million related to our Quebrada Blanca assets

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that would not be recovered through use because mining operations ended in the fourth quarter of 2018 as reserves were depleted.

The key inputs used in determining the magnitude of asset impairments and reversals are outlined on pages 52 to 54 in this Management’s Discussion and Analysis.
Other operating income and expenses include items we consider to be related to the operation of our business, such as final pricing adjustments (which are further described below), share-based compensation, gains or losses on commodity derivatives, gains or losses on the sale of operating or exploration assets, and provisions for various costs at our closed properties. Significant items in 2020 included $282 million of costs associated with COVID-19, primarily relating to the suspension of our QB2 project and $270 million of environmental costs, primarily relating to a decrease in the rates used to discount our decommissioning and restoration provisions for closed operations and increased expected reclamation costs. In addition, we recorded commodity derivative gains of $62 million and $104 million of take-or-pay contract costs. Significant items in 2019 included $49 million of negative pricing adjustments, $197 million for environmental costs primarily relating to additional decommissioning and restoration provisions at certain closed operations, and $123 million for take-or-pay contract costs. Significant items in 2018 included an $888 million gain on the sale of our two-thirds interest in the Waneta Dam to BC Hydro, $117 million of negative pricing adjustments, $20 million for environmental costs, $59 million for share-based compensation and a $106 million charge for take-or-pay contracts.

Sales of our products, including by-products, are recognized in revenue at the point in time when the customer obtains control of the product. Control is achieved when a product is delivered to the customer, we have the present right to payment for the product, significant risks and rewards of ownership have transferred to the customer according to contract terms, and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. For sales of steelmaking coal and copper, zinc and lead concentrates, control of the product generally transfers to the customer when an individual shipment parcel is loaded onto a carrier accepted or directly contracted by the customer. For sales of refined metals, control of the product transfers to the customer when the product is loaded onto a carrier specified by the customer. For blended bitumen, control of the product generally transfers to the customer when the product passes the delivery point specified in the sales contract.

The majority of our base metal concentrates and refined metals are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to sale. For these sales, revenue is recognized based on the estimated consideration to be received at the date of sale with reference to relevant commodity market prices. Our refined metals are sold under spot or average pricing contracts. For all steelmaking coal sales under average pricing contracts where pricing is not finalized when revenue is recognized, revenue is recorded based on the estimated consideration to be received at the date of sale with reference to steelmaking coal price assessments. The majority of our blended bitumen is sold under pricing arrangements where final prices are determined based on commodity price indices that are finalized at or near the date of sale. Our revenue for blended bitumen is net of royalty payments to governments.

Adjustments are made to settlement receivables in subsequent periods based on movements in quoted market prices or published price assessments (for steelmaking coal) up to the date of final pricing. These pricing adjustments result in gains in a rising price environment and losses in a declining price environment and are recorded as other operating income or expense. The extent of the pricing adjustments also takes

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into account the actual price participation terms as provided in certain concentrate sales agreements. It should be noted that these effects arise on the sale of concentrates, as well as on the purchase of concentrates at our Trail Operations.

The following table outlines our outstanding receivable positions, which were provisionally valued at December 31, 2020 and 2019, respectively.

	Outstanding at		Outstanding at
	December 31, 2020		December 31, 2019
(payable pounds in millions)	Pounds	US$/lb.	Pounds	US$/lb.
Copper	132	$ 3.52	65	$ 2.80
Zinc	142	$ 1.24	239	$ 1.04

Our finance expense includes the interest expense on our debt, on advances to QBSA from SMM/SC, on lease liabilities, letters of credit and standby fees, interest on our pension obligations, and accretion on our decommissioning and restoration provisions, less any interest that we capitalize against the cost of our development projects. Debt interest expense increased in 2020 compared to 2019, mainly due to lower interest capitalized on our development projects. As a result of the temporary suspension of the QB2 project during 2020, we expensed $103 million of interest that would have otherwise been capitalized if the project had not been suspended. Debt interest expense decreased in 2019 compared to 2018, mainly due to lower outstanding debt balances. This was partially offset by an increase in interest on lease liabilities relating to the adoption of IFRS 16, Leases (IFRS 16) on January 1, 2019 and interest on advances to QBSA from SMM/SC relating to the QB2 partnering transaction.

Non-operating income (expense) includes items that arise from financial and other matters, and includes such items as foreign exchange gains or losses, debt refinancing costs, gains or losses on the revaluation of debt prepayment options, and gains or losses on the sale of investments. In 2020, non-operating income (expense) included a gain of $56 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI’s interest in QBSA due to the effect of changes in interest rates. This was partially offset by an $11 million loss on the purchase of US$268 million aggregate principal amount of our outstanding notes. In 2019, non-operating expenses included a $224 million loss on the redemption of our 8.5% notes due in 2024 and foreign exchange losses of $4 million. These losses were partially offset by a $105 million gain on the debt prepayment option in the 8.5% 2024 notes up to the date of redemption and a gain of $37 million on the revaluation of the financial liability for the preferential dividend stream relating to ENAMI’s interest in QBSA. In 2018, other non-operating expenses included $42 million of losses on debt prepayment options, $16 million of foreign exchange gains and a $26 million loss on debt purchased during the year.

Profit (loss) attributable to non-controlling interests relates to the ownership interests that are held by third parties in our Quebrada Blanca, Carmen de Andacollo and Elkview operations, and Compañia Minera Zafranal S.A.C.

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Income Taxes
Recovery for income and resource taxes was $192 million, or 17% of pre-tax loss of $1.136 billion. Our overall effective tax rate this year was significantly impacted by the impairments of our interest in Fort Hills, which resulted in a deferred income tax recovery at 27% of $331 million. Excluding these impairments, we would have pre-tax profit of $108 million and a provision for income and resource taxes of $139 million, or 129% thereof. In this year, with overall low operating margins, our rate is higher because certain corporate, finance and other costs are not deductible in computing income for resource tax purposes. In addition, our rate is, as usual, higher than the Canadian statutory income tax rate of 27% due to resource taxes and higher taxes in some foreign jurisdictions.

Due to available tax pools, we are currently shielded from cash income taxes in Canada. We remain subject to cash resource taxes in Canada and both cash income and resource taxes in foreign jurisdictions.

In 2019, Antamina received income tax assessments and determinations from the Peruvian tax authority, La Superintendencia Nacional de Aduanas y de Administración Tributaria (SUNAT) for its 2013 and 2014 taxation years, denying accelerated depreciation claimed by Antamina in respect of a mill expansion and certain other assets on the basis that the expansion was not covered by Antamina’s tax stability agreement. Antamina is pursuing the issue in the Peruvian courts. Based on opinions of counsel, we have provided for the tax on this issue for all years possibly affected, but not for associated penalties and interest. The denial of accelerated depreciation claimed is a timing issue in our tax provision. If the interest and penalties were upheld, the charge to our earnings could reach $65 million (US$51 million). Antamina has paid all amounts of taxes, interest and penalties in issue for its 2013 and 2014 taxation years. Teck’s share of additional amounts of taxes, interest and penalties that might be payable for assessments, which we expect will be raised for the balance of the years in issue (2015 to 2017), is currently estimated to be $78 million (US$61 million).
Financial Position and Liquidity
Our liquidity remained strong at $6.5 billion as at December 31, 2020, including $450 million of cash, of which $82 million is in Chile for the development of the QB2 project and $26 million is held in Antamina. At December 31, 2020, the principal balance of our term notes was US$3.5 billion, US$262 million was drawn on our US$4.0 billion revolving credit facility and we maintained a US$1.0 billion undrawn revolving credit facility. At December 31, 2020, US$1.15 billion was outstanding under the US$2.5 billion QB2 project financing facility. Based on our strong financial position, we expect to be able to maintain our operations and fund our development activities as planned.

Our outstanding debt was $6.9 billion at December 31, 2020, compared with $4.8 billion at the end of 2019 and $5.5 billion at the end of 2018. The increase in 2020 is due to a draw of US$1.15 billion on the QB2 project financing facility and a draw of US$262 million on our US$4.0 billion revolving credit facility.

We maintain investment grade ratings of Baa3, BBB-, BBB- and BBB from Moody’s, S&P, Fitch and DBRS, respectively. Moody’s, S&P and DBRS have a stable outlook, while Fitch assigned a negative outlook from stable in June of 2020.

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Our debt positions and credit ratios are summarized in the following table:

	December 31,	December 31,	December 31,
	2020	2019	2018
Unsecured term notes	$ 3,478	$ 3,209	$ 3,809
US$5 billion of revolving credit facilities	262	–	–
QB2 US$2.5 billion limited recourse project finance facility	1,147	–	–
Lease liabilities	544	518	248
Antamina credit facilities	90	23	23
Other	1	3	(3)
Less unamortized fees and discounts	(66)	(31)	(31)
Debt (US$ in millions)	$ 5,456	$ 3,722	$ 4,046

Debt (Canadian $ equivalent)(1) (A)	$ 6,947	$ 4,834	$ 5,519
Less cash balances	(450)	(1,026)	(1,734)
Net debt(2) (B)	$ 6,497	$ 3,808	$ 3,785
Equity (C)	$20,708	$ 22,074	$ 23,018
Net-debt to net-debt-plus-equity ratio(2) (B/(B+C))	24%	15%	14%
Net debt to adjusted EBITDA ratio(2)(3)	2.5x	0.9x	0.6x
Weighted average coupon rate on the term notes	5.5%	5.6%	6.1%
Notes:
(1)Translated at period end exchange rates.
(2)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
(3)See “Use of Non-GAAP Financial Measures” section for reconciliation.

At December 31, 2020, the weighted average maturity of our term notes is approximately 16.5 years and the weighted average coupon rate is approximately 5.47%.

Our primary sources of liquidity and capital resources are our cash and temporary investments, cash flow provided from operations, and funds available under our committed and uncommitted bank credit facilities, of which approximately US$4.7 billion is available. Further information about our liquidity and associated risks is outlined in Notes 30 and 32 to our 2020 audited annual consolidated financial statements.

Cash flow from operations was $1.6 billion in 2020. Our cash position decreased from $1.0 billion at the end of 2019 to $450 million at December 31, 2020. Significant outflows included $3.1 billion of capital expenditures, $499 million of capitalized stripping costs, $190 million on investments and other assets expenditures, $106 million on returns to shareholders through dividends, $207 million on returns to shareholders through share buybacks and $355 million of interest and finance charges, primarily on our outstanding debt. Significant inflows during 2020 included $2.3 billion of net proceeds from debt drawn on the QB2 project financing facility and our US$4.0 billion revolving credit facility.

We maintain various committed and uncommitted credit facilities for liquidity and for the issuance of letters of credit, including a US$4.0 billion committed revolving credit facility, which had US$262 million outstanding as at December 31, 2020.

Borrowing under our primary committed revolving credit facility is subject to our compliance with the covenants in the agreement and our ability to make certain representations and warranties at the time of the borrowing request. The only financial covenant under our credit agreements is a requirement for our net debt

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to capitalization ratio1,2 not to exceed 60%. That ratio was 24% at December 31, 2020.

In addition to our primary revolving committed credit facility, we maintain uncommitted bilateral credit facilities with various banks and with Export Development Canada and our US$1.0 billion revolving credit facility, for the issuance of letters of credit, stand-alone letters of credit and surety bonds, all primarily to support our future reclamation obligations. At December 31, 2020, we had $1.6 billion of letters of credit issued on our $1.9 billion of bilateral credit facilities. In addition to the letters of credit outstanding under these uncommitted credit facilities, we also had stand-alone letters of credit of $459 million outstanding as at December 31, 2020, which were not issued under a credit facility. We also had surety bonds of $840 million outstanding as at December 31, 2020 to support our current and future reclamation obligations.

Under the terms of the silver streaming agreement relating to Antamina, if there is an event of default under the agreement or Teck insolvency, Teck Base Metals Ltd., our subsidiary that holds our interest in Antamina, is restricted from paying dividends or making other distributions to Teck to the extent that there are unpaid amounts under the agreement. In addition, the QB2 project finance arrangements include customary restrictions on the payment of dividends and other distributions from the project company until project completion has been achieved; such distributions are also subject to compliance with certain other conditions.

Early repayment of borrowings under our revolving credit facility, outstanding public debt and the QB2 project finance arrangements may be required if an event of default under the relevant agreement occurs. In addition, we are required to offer to repay indebtedness outstanding under our revolving credit facility and certain of our public debt in the event of a change of control, as determined under the relevant agreements.

Capital Allocation Framework

Our capital allocation framework describes how we allocate funds to sustaining and growth capital, maintaining solid investment grade credit metrics and returning excess cash to shareholders. This framework reflects our intention to make additional returns to shareholders by supplementing our base dividend with at least an additional 30% of available cash flow after certain other repayments and expenditures have been made. For this purpose, we define available cash flow as cash flow from operating activities after cash taxes, cash interest and distributions to non-controlling interests less: (i) sustaining capital and capitalized stripping; (ii) committed enhancement and growth capital; (iii) any cash required to adjust the capital structure to maintain solid investment grade credit metrics; and (iv) our $0.20 per share annual base dividend. Proceeds from any divestment and partnering proceeds may also be used to supplement available cash flow. Any additional cash returns will be made through share repurchase and/or supplemental dividends, depending on market conditions at the relevant time.

Our results can be highly variable, as they are dependent on commodity prices and various other factors. Investors should not assume that there will be available cash or any supplemental returns in any given year.

1Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2See “Use of Non-GAAP Financial Measures” section for reconciliation.

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During 2020, we returned $106 million to shareholders through our annual base dividend of $0.20 per share. We also purchased and cancelled 16,292,441 Class B subordinate voting shares under our normal course issuer bid for $207 million.

Operating Cash Flow
Cash flow from operations was $1.6 billion in 2020, compared with $3.5 billion in 2019 and $4.4 billion in 2018. The decrease in 2020 was primarily due to lower commodity prices, most significantly steelmaking coal, and a reduction in sales volumes as a result of COVID-19. The decrease in 2019 as compared to 2018 was primarily associated due to lower commodity prices and reduced steelmaking coal sales volumes.

Investing Activities
Expenditures on property, plant and equipment were $3.1 billion in 2020, including $1.6 billion on the QB2 project, $463 million on growth capital and $1.0 billion on sustaining capital. The largest component of growth capital was $379 million spent on the Neptune facility upgrade. The largest components of sustaining capital expenditures were $571 million at our steelmaking coal operations, inclusive of water management, $188 million in our zinc business unit and $161 million in our copper business unit.

Capitalized production stripping costs were $499 million compared with $680 million in 2019. The majority of these costs in 2020 and 2019 represent the advancement of pits for future production at our steelmaking coal operations. Capitalized production stripping costs were lower than a year ago due mainly to planned mining and production outages at our steelmaking coal operations in 2020 to correspond with anticipated reduced demand related to COVID-19 and reduced capacity due to the planned Neptune shutdown.

Capital expenditures for 2020 are summarized in the table on pages 47 to 48.

Expenditures on investments in 2020 were $190 million and included $11 million for NuevaUnión, which is held as an equity investment, $165 million for intangibles and other assets, and $14 million for marketable securities.

Cash proceeds from the sale of assets and investments were $146 million in 2020, $80 million in 2019 and $1.3 billion in 2018. There were no significant items in 2020 or 2019, and 2018 included the $1.2 billion of proceeds from the sale of our two-thirds interest in the Waneta Dam.

Financing Activities
Debt proceeds in 2020 totalled $2.4 billion, while debt repayments totalled $457 million. Debt proceeds included a drawdown of $1.5 billion on the US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. During the year, we drew $363 million, net, on our US$4.0 billion revolving credit facility. Both of these debt facilities are further outlined in the Liquidity section of this MD&A.

In 2020, we issued US$550 million of notes due July 2030. These notes bear interest at 3.90% per annum. We used the US$542 million of net proceeds to purchase US$268 million aggregate principal amount of our outstanding notes pursuant to cash tender offers and a private purchase, the latter of which had a US$13 million principal amount. The purchased notes comprised US$104 million of 4.5% notes due 2021, US$52 million of 4.75% notes due 2022 and US$112 million of 3.75% notes due 2023. The remainder of the proceeds were used to repay amounts drawn on our US$4.0 billion revolving credit facility. We recorded a

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pre-tax loss through non-operating income (expense) of $11 million in connection with these purchases.

In November 2019, we closed our US$2.5 billion limited recourse project financing facility to fund the development of the QB2 project. Amounts drawn under the facility will bear interest at LIBOR plus applicable margins that vary over time and will be repaid in 17 semi-annual instalments starting the earlier of six months after project completion or June 2023. These project finance loans are guaranteed pre-completion on a several basis by Teck, SMM and SC pro rata to their respective interests in the Series A shares of QBSA. We have provided security in the form of QBSA’s assets, which consist primarily of QB2 project assets. At December 31, 2019, the facility was undrawn.

On March 29, 2019, the transaction through which SMM/SC subscribed for a 30% indirect interest in QBSA closed. On closing, SMM/SC contributed $1.3 billion (US$966 million) to the QB2 project and a further $444 million (US$336 million) was contributed over the remainder of 2019. These contributions are made in the form of shareholder loans and share subscriptions for equity in Quebrada Blanca Holdings SPA, which holds a 90% interest in QBSA. We retain control of QBSA and consequently continue to consolidate its results.

In 2019, we redeemed US$600 million of our 8.5% notes that were due in 2024 for US$638 million of cash, which included the premium paid on redemption. We recorded a pre-tax charge of $224 million on the redemption, of which $174 million was non-cash.

In 2018, we redeemed US$1.0 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The principal amount of notes purchased was US$103 million of 4.50% notes due January 2021, US$471 million of 4.75% notes due 2022 and US$426 million of 3.75% notes due 2023. The total cost of the purchases, which was funded from cash on hand, including the premiums, was US$1.01 billion. We recorded a pre-tax accounting charge of $26 million ($19 million after tax) in non-operating income (expense) in connection with these purchases.

Debt interest and finance charges paid during 2020 were $355 million compared with $386 million in 2019 due to the reduction of our outstanding notes in the second quarter of 2019.

During 2020, we paid $106 million in respect of our regular annual base dividend of $0.20 per share.

In 2020, we purchased and cancelled approximately 16.3 million Class B subordinate voting shares under our normal course issuer bid for $207 million. These purchases completed the $1.0 billion of share buybacks announced in 2019. In 2019, we purchased and cancelled approximately 24.4 million Class B subordinate voting shares at a cost of $654 million under our normal course issuer bids.

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Quarterly Profit and Cash Flow

($ in millions except per share data)	2020				2019
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$ 2,560	$ 2,291	$ 1,720	$ 2,377	$ 2,655	$ 3,035	$ 3,138	$ 3,106
Gross profit	505	291	139	398	460	787	1,051	1,042
Profit (loss) attributable to shareholders	(464)	61	(149)	(312)	(1,835)	369	231	630
Basic earnings (loss) per share	$ (0.87)	$ 0.11	$ (0.28)	$ (0.57)	$ (3.33)	$ 0.66	$ 0.41	$ 1.11
Diluted earnings (loss) per share	$ (0.87)	$ 0.11	$ (0.28)	$ (0.57)	$ (3.33)	$ 0.66	$ 0.41	$ 1.10
Cash flow from operations	$ 594	$ 390	$ 300	$ 279	$ 782	$ 1,062	$ 1,120	$ 520

Gross profit from our copper business unit was $368 million in the fourth quarter compared with $130 million a year ago. Gross profit before depreciation and amortization increased by $231 million compared with a year ago primarily due to higher copper prices and sales volumes, and higher by-product contributions from zinc.

Copper production of 78,100 tonnes in the fourth quarter was 6,900 tonnes higher than a year ago, primarily due to higher production at Carmen de Andacollo, which was impacted by a labour strike in the fourth quarter of 2019, as well as higher production at Antamina. Production at Highland Valley Copper was similar to a year ago, while production declined at Quebrada Blanca.

Gross profit from our zinc business unit was $147 million in the fourth quarter compared with $120 million a year ago. Gross profit before depreciation and amortization increased by $32 million compared with a year ago primarily as a result of higher zinc prices and higher by-product contributions, which were partially offset by higher unit operating costs and higher royalty expense.

At our Red Dog Operations, zinc and lead production in the fourth quarter increased by 11% and 2%, respectively, compared to a year ago. The higher production was primarily due to higher mill throughput and improved mill recoveries. At Trail Operations, production of refined zinc was 20% higher than a year ago, while lead production increased by 5%. Production and sales of refined zinc were reduced in 2019 due to an electrical equipment failure in one of four rectifiers at the zinc refinery.

Gross profit in the fourth quarter from our steelmaking coal business unit was $36 million compared with $241 million a year ago. Gross profit before depreciation and amortization in the fourth quarter declined by $200 million from a year ago, primarily due to an 19% decrease in realized steelmaking coal prices.

Fourth-quarter sales of 6.1 million tonnes were near the high end of our guidance range, while being slightly below the same quarter a year ago, and 18% higher compared to the third quarter of this year. We increased our sales volumes to China in the fourth quarter to nearly 20% of our total sales in response to increased

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demand due to restrictions on Australian coal imports into China.

Our energy business unit continued to be impacted by market volatility and low global benchmark crude oil prices. This resulted in lower realized prices including WCS prices compared to the same period last year. In the fourth quarter, we incurred a gross loss of $46 million compared to a gross loss of $31 million in the fourth quarter of 2019.

Our 21.3% share of bitumen production from Fort Hills decreased by 10,057 barrels per day in the fourth quarter compared to the same period in 2019. The Fort Hills partners safely and efficiently reduced operations to a single train facility in the second quarter, which helped reduce negative cash flows in light of COVID-19 and unprecedented low WCS prices. As previously announced, Fort Hills restarted the second train and ramped up production in the fourth quarter to approximately 120,000 barrels per day. However, production was impacted by the shutdown of operations for several days to help facilitate a thorough investigation of a fatal incident in late December. Operations have since recommenced with production ramping up in January.

In the fourth quarter, our loss attributable to shareholders was $464 million, or $0.87 per share, compared with a loss to shareholders of $1.8 billion, or $3.33 per share, in the same period a year ago. In the fourth quarter, we recorded an after-tax impairment of $438 million on our interest in Fort Hills. Our loss in the fourth quarter of 2019 was primarily due to after-tax asset impairments totalling $1.9 billion on our interest in Fort Hills and our Frontier oil sands project.

Cash flow from operations in the fourth quarter was $594 million compared with $782 million a year ago, with the decrease primarily due to changes in non-cash working capital items. During the fourth quarter, changes in working capital items resulted in a use of cash of $104 million compared with a source of cash of $210 million a year ago. The fluctuation in working capital changes year over year was primarily related to changes in our trade receivable balances due to the timing of sales and the effect of higher closing base metal prices, compared with a year ago.
Outlook
The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at December 31, 2020, US$3.6 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.

Commodity markets are volatile. Prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business and financial results. Continued uncertainty in global markets arising from the macroeconomic outlook and government policy changes, including tariffs and the potential for trade disputes, as well as pandemic concerns, may have a significant positive or negative effect on the

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prices of the various products we produce.

We remain confident in the longer-term outlook for our major commodities, however, global economic uncertainty and COVID-19 had significant negative effects on the prices for our products in the first half of 2020. The extent, duration and impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees and on global financial markets going forward is not known at this time, but could be material.

Commodity Prices and Sensitivities
Commodity prices are a key driver of our profit and cash flows. On the supply side, the depleting nature of ore reserves, difficulties in finding new orebodies, the permitting processes and the availability of skilled resources to develop projects, as well as infrastructure constraints, political risk and significant cost inflation, may continue to have a moderating effect on the growth in future production for the industry as a whole.
The sensitivity of our annual profit attributable to shareholders and EBITDA to changes in the Canadian/U.S. dollar exchange rate and commodity prices, before pricing adjustments, based on our current balance sheet, our expected 2021 mid-range production estimates, current commodity prices and a Canadian/U.S. dollar exchange rate of $1.30, is as follows:

	2021 Mid-Range Production Estimates(1)(4)	Change	Estimated Effect of Change On Profit(2) ($ in millions)	Estimated Effect on EBITDA(2) ($ in millions)
US$ exchange		CAD$0.01	$ 44	$ 70
Copper (000’s tonnes)	282.5	US$0.01/lb.	$ 5	$ 8
Zinc (000’s tonnes)(3)	902.5	US$0.01/lb.	$ 9	$ 12
Steelmaking coal (million tonnes)	26.0	US$1/tonne	$ 19	$ 30
WCS (million bbl)(4)	10.4	US$1/bbl	$ 9	$ 13
WTI(5)		US$1/bbl	$ 6	$ 8
Notes:
(1)All production estimates are subject to change based on market and operating conditions.
(2)The effect on our profit attributable to shareholders and on EBITDA of commodity price and exchange rate movements will vary from quarter to quarter depending on sales volumes. Our estimate of the sensitivity of profit and EBITDA to changes in the U.S. dollar exchange rate is sensitive to commodity price assumptions.
(3)Zinc includes 305,000 tonnes of refined zinc and 597,500 tonnes of zinc contained in concentrate.
(4)Bitumen volumes from our energy business unit.
(5)Our WTI oil price sensitivity takes into account our interest in Fort Hills for respective change in revenue, partially offset by the effect of the change in diluent purchase costs as well as the effect on the change in operating costs across our business units, as our operations use a significant amount of diesel fuel.

Guidance
There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers and employees, and on global financial markets going forward. Accordingly, the ability for us to achieve the guidance provided throughout this document is dependent on various factors, including the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

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Production Guidance
We expect 2021 copper production to be in the range of 275,000 to 290,000 tonnes. Higher production at Highland Valley Copper and Antamina are expected to offset declines at Carmen de Andacollo and Quebrada Blanca.

We expect 2021 production of zinc in concentrate, including co-product zinc production from our copper business unit, to be in the range of 585,000 to 610,000 tonnes. We expect lead production from Red Dog to be in the range of 85,000 to 95,000 tonnes in 2021. In 2021, we expect Trail Operations to produce between 300,000 and 310,000 tonnes of refined zinc. Refined lead and silver production at Trail are expected to be similar to prior years but will fluctuate as a result of concentrate feed source optimization.

Our steelmaking coal production is anticipated to be between 25.5 and 26.5 million tonnes in 2021, as we transition to full production rates to meet anticipated demand. We continue to advance mining in new areas at our Fording River, Elkview and Greenhills operations. The new areas are expected to extend the lives of these mines and allow us to produce 26 to 27 million tonnes in the long term to continue to offset the closure of Coal Mountain and Cardinal River operations.

We expect our share of Fort Hills’ annual production to be approximately 23,500 to 33,000 barrels per day in 2021. The midpoint of our guidance represents an increase of approximately 25% when compared to 2020 production. The Fort Hills partners continue to focus on cost discipline and maintaining the operating and capital cost savings achieved in 2020, while assessing plans to further increase production to nameplate capacity as the business environment improves.

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Production Guidance
The table below shows our share of production of our principal products for 2020, our guidance for production in 2021 and our guidance for production for the following three years.

Units in thousand tonnes (excluding steelmaking coal, molybdenum and bitumen)	2020	2021 Guidance	Three-Year Guidance 2022–2024
Principal Products

Copper(1)(2)(3)
Highland Valley Copper	119.3	128 – 133	135 – 165
Antamina	85.6	91 – 95	90
Carmen de Andacollo	57.4	46 – 51	50 – 60
Quebrada Blanca(5)	13.4	10 – 11	–
	275.7	275 – 290	275 – 315
Zinc(1)(2)(4)
Red Dog	490.7	490 – 510	510 – 550
Antamina	96.3	95 – 100	80 – 100
	587.0	585 – 610	590 – 650
Refined zinc
Trail Operations	305.1	300 – 310	305 – 315

Steelmaking coal (million tonnes)	21.1	25.5 – 26.5	26.0 – 27.0

Bitumen (million barrels)(2)
Fort Hills	8.4	8.6 – 12.1	14

Other Products
Lead(1)
Red Dog	97.5	85 – 95	80 – 90

Molybdenum (million pounds)(1)(2)
Highland Valley Copper	3.3	1.2 – 1.8	3.0 – 4.5
Antamina	1.8	1.0 – 1.4	2.0 – 3.0
	5.1	2.2 – 3.2	5.0 – 7.5

Notes;
(1)Metal contained in concentrate.
(2)We include 100% of production and sales from our Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we do not own 100% of these operations, because we fully consolidate their results in our financial statements. We include 22.5% and 21.3% of production and sales from Antamina and Fort Hills, respectively, representing our proportionate ownership interest in these operations.
(3)Copper production includes cathode production at Quebrada Blanca and Carmen de Andacollo.
(4)Total zinc includes co-product zinc production from our 22.5% proportionate interest in Antamina.
(5)Excludes production from QB2 for three-year guidance 2022–2024.

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Sales Guidance
The table below shows our sales for the last quarter of 2020 and our sales guidance for the first quarter of 2021 for selected principal products.

	Q4 2020	Q1 2021 Guidance
Zinc (thousand tonnes)(1)
Red Dog	149	90 – 100
Steelmaking coal (million tonnes)	6.1	5.9 – 6.3
Note:
(1)Metal contained in concentrate.

Unit Cost Guidance
The table below reports our unit costs for selected principal products for 2020 and our guidance for unit costs for selected principal products in 2021.

(Per unit costs)	2020	2021 Guidance
Copper(1)
Total cash unit costs(5) (US$/lb.)	$ 1.57	$ 1.65 – 1.75
Net cash unit costs(2)(5) (US$/lb.)	$ 1.28	1.30 – 1.40
Zinc(3)
Total cash unit costs(5) (US$/lb.)	$ 0.53	$ 0.54 – 0.59
Net cash unit costs(2)(5) (US$/lb.)	$ 0.36	0.40 – 0.45
Steelmaking coal(4)
Adjusted site cost of sales(5)	$ 64	$ 59 – 64
Transportation costs	41	36 – 39
Inventory write-downs	3	–
Unit costs(5) – CAD$/tonne	$ 108	$ 95 – 103

Energy (bitumen)
Adjusted operating costs(5) (CAD$/barrel)	$ 31.96	$ 28 – 32
Notes:
(1)Copper unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Copper net cash unit costs include adjusted cash cost of sales and smelter processing charges, less cash margins for by-products including co-products. Guidance for 2021 assumes a zinc price of US$1.22 per pound, a molybdenum price of US$8.50 per pound, a silver price of US$20 per ounce, a gold price of US$2,000 per ounce and a Canadian/U.S. dollar exchange rate of $1.30.
(2)After co-product and by-product margins.
(3)Zinc unit costs are reported in U.S. dollars per payable pound of metal contained in concentrate. Zinc net cash unit costs are mine costs including adjusted cash cost of sales and smelter processing charges, less cash margins for by-products. Guidance for 2021 assumes a lead price of US$0.85 per pound, a silver price of US$20 per ounce and a Canadian/U.S. dollar exchange rate of $1.30. By-products include both by-products and co-products.
(4)Steelmaking coal unit costs are reported in Canadian dollars per tonne.
(5)Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.

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Capital Expenditure Guidance
The table below reports our capital expenditures for 2020 and our guidance for capital expenditures in 2021.

(Teck’s share in $ millions)	2020	2021 Guidance
Sustaining
Copper	$ 161	$ 160
Zinc	188	155
Steelmaking coal(1)	571	430
Energy	91	85
Corporate	12	–
	$ 1,023	$ 830
Growth(2)
Copper(3)	$ 41	$ 125
Zinc	7	25
Steelmaking coal	411	390
Corporate	4	5
	$ 463	$ 545
Total
Copper	$ 202	$ 285
Zinc	195	180
Steelmaking coal	982	820
Energy	91	85
Corporate	16	5
	$ 1,486	$ 1,375
QB2 capital expenditures	1,643	2,500
Total before SMM/SC contributions	$ 3,129	$ 3,875
Estimated SMM/SC contributions to capital expenditures	(660)	(440)
Estimated QB2 project financing draw	(983)	(1,425)
Total, net of partner contributions and project financing	$ 1,486	$ 2,010
Notes:
(1)Steelmaking coal sustaining capital 2021 guidance includes $255 million of water treatment capital. 2020 includes $267 million of water treatment capital.
(2)Growth expenditures include RACE21TM capital expenditures for 2021 of $120 million, of which $80 million relates to steelmaking coal, $30 million relates to copper, $5 million relates to zinc and $5 million relates to corporate projects.
(3)Copper growth guidance for 2021 includes studies for HVC 2040, Antamina, QB3, Zafranal, San Nicolás and Galore Creek.

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Capital Expenditure Guidance — Capitalized Stripping

(Teck’s share in CAD$ millions)	2020	2021 Guidance
Capitalized Stripping
Copper	$ 145	$ 205
Zinc	51	70
Steelmaking coal	303	295
	$ 499	$ 570

Other Information
Carbon Pricing Policies and Associated Costs
As part of the ongoing efforts to address climate change, regulations to control greenhouse gas emissions continue to be developed and enhanced in many jurisdictions. Regulatory uncertainty and resulting uncertainty regarding the costs of technology required to comply with current or anticipated regulations make it difficult to predict the ultimate costs of compliance. Societal focus on controlling carbon emissions, minimizing climate change and preparing for climate change adaptation continues to mount.
Embracing our role in combating climate change, we continue to take action to reduce greenhouse gas emissions by improving our energy efficiency and implementing low-carbon technologies at our operations and by working with governments and regulators to advocate for effective and efficient carbon pricing. We are focused on responsibly mining the metals and materials essential for the global transition to a low-carbon economy. In February 2020, we announced our objective to be carbon neutral across all our operations and activities by 2050.
In 2020, British Columbia’s carbon tax under the Carbon Tax Act remained at $40 per tonne of carbon dioxide-equivalent (CO2e). The B.C. carbon tax was to increase by $5 per tonne of CO2e per year until reaching $50 per tonne of CO2e, although the planned increase to $45 per tonne in 2020 was postponed to 2021 due to COVID-19. British Columbia also continues to implement the CleanBC Program for Industry to address impacts to emissions-intensive, trade-exposed industries to ensure that B.C. operations maintain their competitiveness and that carbon leakage is avoided.
Alberta’s Technology Innovation and Emissions Reduction system came into force on January 1, 2020. The system implements carbon pricing for large industrial facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year, which includes our Fort Hills mine. Large industrial emitters are required to reduce emissions by 10% starting in 2020 with a further 1% reduction per year thereafter; emissions above the target will be assessed at the then-prevailing carbon price. In 2020, the carbon price under the system was $30 per tonne of CO2e.
In 2019, the Government of Canada introduced the Greenhouse Gas Pollution Pricing Act, which establishes a federal carbon levy for any province or territory that has not implemented a compliant carbon-pricing regime. Federal carbon tax rates began at $20 per tonne of CO2e in 2019, increasing $10 per year to $50 per tonne of CO2e by 2022. B.C.’s Carbon Tax Act and the large industrial emitter provisions of the Alberta Technology Innovation and Emissions Reduction system are considered substantially similar to the federal requirements, and therefore, our B.C. and Alberta operations will not be subject to those provisions of the federal Greenhouse Gas Pollution Pricing Act. However, effective January 1, 2020, the federal carbon tax on GHG emissions resulting from the combustion of fossil fuels for certain purposes applied to our Alberta operations.

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The Government of Canada took further action in 2020 and introduced Bill C-12, the Canadian Net-Zero Emissions Accountability Act, intended to formalize Canada’s target to achieve net-zero greenhouse gas emissions by 2050, and released the “A Healthy Environment and a Healthy Economy” climate plan outlining proposed actions and initiatives to achieve Canada’s climate goals. That climate plan includes the proposal to increase the price of carbon by $15 per tonne of CO2e per year, starting in 2023, rising to a rate of $170 per tonne of CO2e by 2030.
While climate change regulations continue to evolve in most jurisdictions in which we operate, we expect that regional, national or international regulations that seek to reduce greenhouse gas emissions will continue to be established or revised. The cost of reducing our emissions or of obtaining the equivalent amount of credits or offsets in the future, if regulations permit this, remains uncertain. The cost of compliance with various climate change regulations will ultimately be determined by the regulations themselves and by the markets that evolve for carbon credits and offsets. Teck’s direct greenhouse gas emissions attributable to our operations for 2020 are estimated to be approximately 2.8 million tonnes (CO2e). The most material indirect emissions associated with our activities are those from the use of our steelmaking coal by our customers. Based on our 2020 sales volumes, emissions from the use of our steelmaking coal would have been approximately 64 million tonnes of CO2.
We may in the future face similar taxation for our activities in other jurisdictions. Similarly, customers of some of our products may also be subject to new carbon costs or taxation in the future in the jurisdictions where the products are ultimately used.
For 2020, our B.C.-based operations incurred $66.7 million in British Columbia provincial carbon tax. Our Cardinal River Operations in Alberta paid $0.7 million in carbon costs, and our Fort Hills mine incurred approximately $6 million (100% basis) in carbon costs under the Alberta system. As a result of the CleanBC Program for Industry, in 2020 we received back $12.8 million of the $72.8 million we paid under the British Columbia provincial carbon tax in 2019, and we expect to receive a similar portion of our 2020 expenditures back in 2021.

Financial Instruments and Derivatives
We hold a number of financial instruments, derivatives and contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are investments in marketable equity and debt securities, commodity swap contracts, metal-related forward contracts, settlement receivables and payables, and gold stream and silver stream embedded derivatives. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation, depending on their nature and jurisdiction. Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 30 to our 2020 audited annual consolidated financial statements.
Areas of Judgment and Critical Accounting Estimates
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The judgments that have the most significant effect on the amounts recognized in our financial statements are outlined below. In addition, we make assumptions about the future in deriving estimates used in preparing our consolidated financial statements. We have outlined below information about assumptions and

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other sources of estimation uncertainty as at December 31, 2020 that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year.

a)Areas of Judgment

Assessment of Impairment Indicators
Judgment is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. We consider both internal and external information to determine whether there is an indicator of impairment or impairment reversal present and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment or impairment reversal includes, but is not limited to, market transactions for similar assets, commodity prices, interest rates, our market capitalization, reserves and resources, mine plans and operating results.
In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations, and including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills under the requirements of IAS 36, Impairment of Assets.

During the first quarter of 2020, as a result of then-lower market expectations of WCS heavy oil prices over the next three years, combined with reduced production in the near term, we performed an impairment test for our interest in Fort Hills.

During 2019, we determined that lower market expectations for future WCS heavy oil prices were an impairment indicator for our interest in Fort Hills. We also determined that the withdrawal of our Frontier oil sands property from the regulatory review process was an impairment indicator for the project under the requirements of IFRS 6, Exploration for and Evaluation of Mineral Resources. We performed impairment tests as a result of these indicators.
Refer to the impairment testing section below for further detail on our impairment testing in 2020 and 2019.
Joint Arrangements
We are a party to a number of arrangements over which we do not have control. Judgment is required in determining whether joint control over these arrangements exists and, if so, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether we have joint control, we analyze the activities of each arrangement and determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgments around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, we generally consider decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. We may also consider other activities including the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel, representation on the board of directors and other items. When circumstances or contractual terms change, we reassess the control group and the relevant activities of the arrangement.

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If we have joint control over the arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether we have rights to the assets, and obligations for the liabilities, relating to the arrangement or whether we have rights to the net assets of the arrangement. In making this determination, we review the legal form of the arrangement, the terms of the contractual arrangement and other facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement do not give us rights to the assets and obligations for the liabilities, an assessment of other facts and circumstances is required, including whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of other facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgment and is specific to each arrangement. Other facts and circumstances have led us to conclude that Antamina and Fort Hills are joint operations for the purposes of our consolidated financial statements. The other facts and circumstances considered for both of these arrangements include the provision of output to the parties of the joint arrangements and the funding obligations. For both Antamina and Fort Hills, we will take our share of the output from the assets directly over the life of the arrangement. We have concluded that this gives us direct rights to the assets and obligations for the liabilities of these arrangements proportionate to our ownership interests.
Streaming Transactions
When we enter into a long-term streaming arrangement linked to production at specific operations, judgment is required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of each arrangement to determine whether we have disposed of an interest in the reserves and resources of the respective operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases.
For our silver and gold streaming arrangements at Antamina and Carmen de Andacollo, respectively, there is no guarantee associated with the upfront payment. We have concluded that control of the rights to the silver and gold mineral interests were transferred to the buyers when the contracts came into effect. Therefore, we consider these arrangements a disposition of a mineral interest.
Based on our judgment, control of the interest in the reserves and resources transferred to the buyer when the contracts were executed. At that time, we recognized the amount of the gain related to the disposition of the reserves and resources as we had the right to payment, the customer was entitled to the commodities, the buyer had no recourse in requiring Teck to mine the product, and the buyer had significant risks and rewards of ownership of the reserves and resources.
We recognize the amount of consideration related to refining, mining and delivery services as the work is performed.
Deferred Tax Assets and Liabilities
Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet and what tax rate is expected to be applied in the year when the related temporary differences reverse. We also evaluate the recoverability of deferred tax assets based on an assessment of our ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint

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ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Judgment is also required on the application of income tax legislation. These judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).
b)Sources of Estimation Uncertainty

Impairment Testing
When impairment testing is required, discounted cash flow models are used to determine the recoverable amount of respective assets. These models are prepared internally or with assistance from third-party advisors when required. When relevant market transactions for comparable assets are available, these are considered in determining the recoverable amount of assets. Significant assumptions used in preparing discounted cash flow models include commodity prices, reserves and resources, mine production, operating costs, capital expenditures, discount rates and foreign exchange rates. The impairment testing section below outlines the significant inputs used when performing goodwill and other asset impairment testing in 2020 and 2019. These inputs are based on management’s best estimates of what an independent market participant would consider appropriate. Changes in these inputs may alter the results of impairment testing, the amount of the impairment charges or reversals recorded in the statement of income (loss) and the resulting carrying values of assets.
We allocate goodwill arising from business combinations to the cash-generating unit (CGU) or group of CGUs acquired that is expected to receive the benefits from the business combination. When performing annual goodwill impairment tests, we are required to determine the recoverable amount of each CGU or group of CGUs to which goodwill has been allocated. Our Quebrada Blanca CGU and steelmaking coal group of CGUs have goodwill allocated to them. The recoverable amount of each CGU or group of CGUs is determined as the higher of its fair value less costs of disposal (FVLCD) and its value in use.

Asset Impairments

($ in millions)	2020	2019
Fort Hills CGU	$ 1,244	$ 1,241
Frontier oil sands project	–	1,129
Steelmaking coal CGU	–	289
Other	–	31
Total	$ 1,244	$ 2,690

Asset Impairments – 2020

During 2020, we assessed whether there were any indicators of impairment or impairment reversals for our assets and did not identify any matters requiring us to perform an impairment test, with the exception of Fort Hills, as outlined below.

Fort Hills CGU
In the fourth quarter of 2020, updated mine plans for Fort Hills became available, reflecting an earlier-than-planned restart of the second train of operations, including operating and capital cost reductions over the life of mine. These updates to the mine plans indicated a change in the valuation of the asset. This, combined with macroeconomic conditions, including the cost of capital for oil assets and lower market expectations for long-term WCS heavy oil prices, required us to perform an impairment test for our interest in Fort Hills. As a result, we recorded a non-cash, pre-tax asset impairment for our interest in Fort Hills of $597 million (after-

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tax $438 million) in the fourth quarter. The estimated post-tax recoverable amount of our Fort Hills CGU of $2.1 billion was lower than our carrying value.

Combined with the pre-tax impairment of $647 million (after-tax $474 million) recorded in the first quarter of 2020, we recorded total pre-tax impairments related to our interest in Fort Hills of $1.2 billion for the year ended December 31, 2020.

The recoverable amount of our Fort Hills CGU is most sensitive to changes in WCS heavy oil prices, the Canadian/U.S. dollar exchange rates and discount rates. As at December 31, 2020, in isolation, a US$1 decrease in the real long-term WCS heavy oil price would result in a reduction in the recoverable amount of approximately $100 million. A $0.01 strengthening of the Canadian dollar against the U.S. dollar would result in a reduction in the recoverable amount of approximately $30 million. A 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of approximately $60 million.

Asset Impairments – 2019

Fort Hills CGU
During 2019, we recorded a pre-tax impairment of $1.2 billion (after-tax $910 million) related to our interest in Fort Hills. The estimated post-tax recoverable amount of our interest in the Fort Hills CGU of $3.1 billion was lower than our carrying value. This impairment arose as a result of lower market expectations for future WCS heavy oil prices.

Frontier Oil Sands Project
During 2019, we recorded a pre-tax impairment of $1.1 billion (after-tax $944 million) related to our Frontier oil sands project. This impairment arose as a result of our decision to withdraw Frontier from the regulatory review process. We wrote down the full carrying value of our interest in the Frontier oil sands project.

Steelmaking Coal CGU
During 2019, we announced that we would not proceed with the MacKenzie Redcap extension at our Cardinal River Operations and that the operation would close in the second half of 2020. As a result of this decision and the short remaining mine life of Cardinal River, combined with a reduction in short-term steelmaking coal prices, we recorded a pre-tax impairment of $289 million (after-tax $184 million) as at December 31, 2019.

Other
During 2019, we recorded other asset impairments of $31 million related to Quebrada Blanca due to the short remaining life of the cathode operation.

Annual Goodwill Impairment Testing
In 2020, we performed our annual goodwill impairment testing at October 31 and did not identify any goodwill impairment losses.

Given the nature of expected future cash flows used to determine the recoverable amount, a material change could occur over time, as the cash flows are significantly affected by the key assumptions described as follows.

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Sensitivity Analysis
Our annual goodwill impairment test carried out at October 31, 2020 resulted in the recoverable amount of our steelmaking coal group of CGUs exceeding its carrying value by approximately $2.1 billion. The recoverable amount of our steelmaking coal group of CGUs is most sensitive to the long-term Canadian dollar steelmaking coal price and the long-term foreign exchange rate assumptions. In isolation, a 5% decrease in the long-term Canadian dollar steelmaking coal price or a 5% decrease in the long-term foreign exchange rate would result in the recoverable amount of the steelmaking coal group of CGUs being equal to the carrying value.

The recoverable amount of our Quebrada Blanca CGU exceeded its carrying amount at the date of our annual goodwill impairment testing. Significant changes to key inputs would be required to result in the recoverable amount being equal to the carrying amount.

Key Assumptions
The following are the key assumptions used in our impairment testing calculations for the years ended December 31, 2020 and 2019:

	2020	2019
WCS heavy oil prices per barrel	Long-term real price in 2025 of US$46	Long-term real price in 2024 of US$50
Steelmaking coal prices per tonne	Long-term real price in 2025 of US$150	Long-term real price in 2024 of US$150
Copper prices per pound	Long-term real price in 2025 of US$3.00	Long-term real price in 2024 of US$3.00
Post-tax real discount rates	6%—8%	5.4%–6.0%
Long-term foreign exchange rates	1 U.S. to 1.30 Canadian dollars	1 U.S. to 1.30 Canadian dollars

Commodity Prices
Commodity price assumptions are based on a number of factors, including forward curves in the near term, and are benchmarked with external sources of information, including information published by our peers and market transactions, where possible, to ensure they are within the range of values used by market participants.

Discount Rates
Discount rates are based on market participant mining and oil sands weighted average costs of capital adjusted for risks specific to the operation or asset where appropriate.

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Foreign Exchange Rates
Foreign exchange rates are benchmarked with external sources of information based on a range used by market participants.

Reserves and Resources and Mine Production
Future mineral and oil production is included in projected cash flows based on plant capacities and mineral and oil reserve and resource estimates and related exploration and evaluation work undertaken by appropriately qualified persons or qualified reserves evaluators.

Operating Costs and Capital Expenditures
Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost estimates incorporate management experience and expertise, current operating costs, the nature and location of each operation, and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, with input from management’s experts where appropriate. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows. Operating cost and capital expenditure assumptions are subject to ongoing optimization and review by management.

Recoverable Amount Basis
In the absence of a relevant market transaction, we estimate the recoverable amount of our CGU or group of CGUs on a FVLCD basis using a discounted cash flow methodology, taking into account assumptions likely to be made by market participants, unless it is expected that the value-in-use methodology would result in a higher recoverable amount. For the asset impairment and goodwill impairment analyses performed in 2020 and 2019, we have applied the FVLCD basis.

Estimated Recoverable Reserves and Resources
Mineral and oil reserve and resource estimates are based on various assumptions relating to operating matters as set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects and National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities. Assumptions used include production costs, mining and processing recoveries, cut-off grades, sales volumes, long-term commodity prices, exchange rates, inflation rates, tax and royalty rates, and capital costs. Cost estimates are based on prefeasibility or feasibility study estimates or operating history. Estimates are prepared by or under the supervision of appropriately qualified persons, or qualified reserves evaluators, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs, and recoveries, among other factors. Estimated recoverable reserves and resources are used in performing impairment testing, to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for capitalized production stripping costs, and also in forecasting the timing of settlement of decommissioning and restoration costs. Changes in reserve and resource estimates are most significant to estimating the recoverable amount in impairment tests.

Decommissioning and Restoration Provisions
The decommissioning and restoration provision (DRP) is based on future cost estimates using information available at the balance sheet date that are developed by management’s experts. The DRP represents the present value of estimated costs of future decommissioning and other site restoration activities, including costs associated with the management of water and water quality in and around each closed site. The DRP is adjusted at each reporting period for changes to factors such as the expected amount of cash flows

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required to discharge the liability, the timing of such cash flows and the credit-adjusted discount rate. The DRP requires significant estimates and assumptions, including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. Our estimates of the cost associated with the management of water and water quality in and around each closed site includes assumptions with respect to the volume and location of water to be treated, the methods used to treat the water and the related water treatment costs. To the extent the actual costs differ from these estimates, adjustments will be recorded and the statement of income (loss) may be affected.

Provision for Income Taxes
We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of our financial statements, and the final determination of actual amounts may not be completed for a number of years. Therefore, profit (loss) in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Deferred Tax Assets and Liabilities
Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves and resources, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. These estimates could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit (loss).

c)Effects of COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19, and the impacts on global commerce have been far-reaching. To date there has been significant stock market volatility, volatility in commodity and foreign exchange markets, and restrictions on the conduct of business in many jurisdictions and on the global movement of people. There continues to be uncertainty surrounding COVID-19 and the extent and duration of the impacts it may have on demand and prices for the commodities we produce, on our suppliers, on our employees and on global financial markets.

We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities. These measures, combined with commodity market fluctuations, have affected our financial results for 2020.

We applied judgment in determining when to suspend the capitalization of borrowing costs associated with QB2, which corresponded with the suspension of active development of the project. We similarly applied judgment to determine when active development of the project resumed and we recommenced capitalization of borrowing costs at that date. We suspended capitalization of borrowing costs for QB2 at the end of the first quarter and we recommenced capitalization of borrowing costs on the project in the third quarter, consistent with the return to active construction.

We expensed costs of approximately $434 million relating primarily to the suspension of construction and remobilization of our QB2 project, of which $282 million was recorded as COVID-19 costs in other operating income (expense), and $103 million relates to interest that would have been capitalized if QB2 had not been suspended. Of the remaining $49 million, $41 million was recorded in cost of sales as a result of reduced

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production levels at our operations and $8 million was recorded as social responsibility and donations in other operating income (expense).

Further information on the impact of COVID-19 on our adjusted profit attributable to shareholders can be found in the Financial Overview section of this MD&A.
Adoption of New Accounting Standards and Accounting Developments
Accounting Developments
New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply these amendments in the annual period for which they are first required.

Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued amendments to IAS 16, Property, Plant and Equipment (IAS 16). The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related costs in profit (loss). An entity is required to apply these amendments for annual reporting periods beginning on or after January 1, 2022. The amendments are applied retrospectively only to items of property, plant and equipment that are available for use after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments. We are currently assessing the effect of this amendment on our financial statements. We expect this amendment to have an effect on the accounting related to the sale of products during the commissioning phase of our QB2 project.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform – Phase 2

In August 2020, the IASB issued amendments to IFRS 9, Financial Instruments (IFRS 9), IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures (IFRS 7), IFRS 4, Insurance Contracts (IFRS 4), and IFRS 16, Leases (IFRS 16) as a result of Phase 2 of the IASB’s Interest Rate Benchmark Reform project. The amendments address issues arising during reform of benchmark interest rates including the replacement of one benchmark rate with an alternative one. The amendments are effective January 1, 2021. On adoption of the amendments, there will be no immediate effect on our financial statements, as we will not be replacing any of the benchmark interest rates in our agreements on the adoption date. We will continue to assess the effect of these amendments throughout 2021.

Outstanding Share Data
As at February 17, 2021, there were approximately 522.8 million Class B subordinate voting shares and 7.8 million Class A common shares outstanding. In addition, there were approximately 24.6 million share options outstanding with exercise prices ranging between $5.34 and $53.72 per share. More information on these instruments, and the terms of their conversion, is set out in Note 25 to our 2020 audited annual consolidated financial statements.

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The Toronto Stock Exchange (TSX) accepted our notice of intention to make a normal course issuer bid (NCIB) to purchase up to 40 million Class B shares during the period starting November 2, 2020 and ending November 1, 2021, representing approximately 7.6% of the outstanding Class B shares, or 8.7% of the public float, as at October 28, 2020.
Teck is making the normal course issuer bid because it believes that the market price of its Class B subordinate voting shares may, from time to time, not reflect their underlying value and that the share buyback program may provide value by reducing the number of shares outstanding at attractive prices. Any purchases made under the NCIB will be through the facilities of the TSX, the New York Stock Exchange or other alternative trading systems in Canada and the United States, if eligible, or by such other means as may be permitted under applicable securities laws, including private agreements under an issuer bid exemption order or block purchases in accordance with applicable regulations. Any purchases made by way of private agreement under an applicable exemption order issued by a securities regulatory authority may be at a discount to the prevailing market price, as provided for in such exemption order.
Under the TSX rules, except pursuant to permitted exceptions, the number of Class B Shares purchased on the TSX on any given day will not exceed 658,302 Class B Shares, which is 25% of the average daily trading volume for the Class B Shares on the TSX during the six-month period ended September 30, 2020 of 2,633,210, calculated in accordance with the TSX rules. The actual number of Class B Shares to be purchased and the timing of any such purchases will generally be determined by us from time to time as market conditions warrant. In addition, we may from time to time repurchase Class B Shares under an automatic securities repurchase plan, which will enable purchases during times when we would typically not be permitted to purchase our shares due to regulatory or other reasons. All repurchased shares will be cancelled. During Teck’s previous normal course issuer bid, which commenced on October 28, 2019 and ended on October 27, 2020, Teck purchased 23,172,271 Class B subordinate voting shares on the open market at a volume-weighted average price of $15.34 per Class B subordinate voting share. Security holders may obtain a copy of the notice of intention, without charge, by request directed to the attention of our Corporate Secretary, at our offices located at Suite 3300–550 Burrard Street, Vancouver, British Columbia, V6C 0B3.

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Contractual and Other Obligations

($ in millions)	Less than 1 Year	2–3 Years	4–5 Years	More than 5 Years	Total
Debt – Principal and interest payments	$ 385	$ 1,030	$ 1,205	$ 8,133	$ 10,753
Leases – Principal and interest payments(1)	154	184	137	744	1,219
Minimum purchase obligations(2)
Concentrate, equipment, supply and other purchases	686	641	97	31	1,455
Shipping and distribution	355	539	516	1,111	2,521
Energy contracts	244	627	756	5,175	6,802
NAB PILT and VIF payments(7)	39	85	85	53	262
Pension funding(3)	19	–	–	–	19
Other non-pension post-retirement benefits(4)	13	28	30	374	445
Decommissioning and restoration provision(5)	124	222	207	2,789	3,342
Other long-term liabilities(6)	49	153	49	64	315
	$ 2,068	$ 3,509	$ 3,082	$ 18,474	$ 27,133
Notes:
(1)We lease road and port facilities from the Alaska Industrial Development and Export Authority, through which it ships metal concentrates produced at the Red Dog mine. Minimum lease payments are US$7 million for the next year and US$6 million for the following 18 years and are subject to deferral and abatement for force majeure events.
(2)The majority of our minimum purchase obligations are subject to continuing operations and force majeure provisions.
(3)As at December 31, 2020, the company had a net pension asset of $182 million, based on actuarial estimates prepared on a going concern basis. The amount of minimum funding for 2021 in respect of defined benefit pension plans is $19 million. The timing and amount of additional funding after 2021 is dependent upon future returns on plan assets, discount rates and other actuarial assumptions.
(4)We had a discounted, actuarially determined liability of $445 million in respect of other non-pension post-retirement benefits as at December 31, 2020. Amounts shown are estimated expenditures in the indicated years.
(5)We accrue environmental and reclamation obligations over the life of our mining operations, and amounts shown are estimated expenditures in the indicated years at fair value, assuming credit-adjusted risk-free discount rates between 4.05% and 5.85% and an inflation factor of 2.00%.
(6)Other long-term liabilities include amounts for post-closure, environmental costs and other items.
(7)On April 25, 2017, Teck Alaska entered into a 10-year agreement with the Northwest Arctic Borough (NAB) for payments in lieu of taxes (PILT). Payments under the agreement are based on a percentage of land, buildings and equipment at cost less accumulated depreciation. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025. On April 25, 2017, Teck Alaska entered into a 10-year agreement with the NAB for payments to a village improvement fund (VIF). Payments under the agreement are based on a percentage of earnings before income taxes, with 2017–2025 having minimum payments of $4 million and maximum payments of $8 million. The effective date of this agreement was January 1, 2016 and this agreement expires on December 31, 2025.
Disclosure Controls and Internal Control Over Financial Reporting
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at December 31, 2020.

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Management’s Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Most of our corporate office staff and many site administrative staff offsite worked remotely for substantially all of 2020. We have retained documentation in electronic form as a result of remote work through this period. There have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2020, our internal control over financial reporting was effective.

The effectiveness of our internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Use of Non-GAAP Financial Measures
Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to a number of Non-GAAP Financial Measures that are not measures recognized under IFRS in Canada and that do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

The Non-GAAP Measures described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

We have changed our calculations of adjusted profit attributable to shareholders and adjusted EBITDA to include additional items that we have not previously included in our adjustments, and have also changed our debt ratios to compare debt and net debt to adjusted EBITDA rather than to EBITDA. These changes were made from January 1, 2020 onwards, and comparative figures have been restated to conform to the current period presentation. In addition to items previously adjusted, our adjusted profit attributable to shareholders and adjusted EBITDA now include adjustments for environmental costs, including changes relating to the remeasurement of decommissioning and restoration costs for our closed operations due to changes in discount rates, share-based compensation costs, inventory write-downs and reversals, and commodity derivatives. We believe that by including these items, which reflect measurement changes on our balance sheet, in our adjustments, our adjusted profit attributable to shareholders and adjusted EBITDA will reflect the recurring results of our normal operating activities. This revised presentation will help us and readers to analyze the rest of our results more clearly and to understand the ongoing cash-generating potential of our

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business. With respect to our debt ratios, we believe that using adjusted EBITDA will present a more meaningful basis for us and the reader to understand the debt service capacity of our normal operating activities.

Adjusted profit attributable to shareholders: For adjusted profit, we adjust profit attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on our balance sheet or are not indicative of our normal operating activities. We believe that adjusted profit helps us and readers better understand the results of our normal operating activities and the ongoing cash-generating potential of our business.

Adjusted basic earnings per share: Adjusted basic earnings per share is adjusted profit divided by average number of shares outstanding in the period.

Adjusted diluted earnings per share: Adjusted diluted earnings per share is adjusted profit divided by average number of fully diluted shares in a period.

EBITDA: EBITDA is profit attributable to shareholders before net finance expense, provision for income taxes, and depreciation and amortization.

Adjusted EBITDA: Adjusted EBITDA is EBITDA before the pre-tax effect of the adjustments that we make to adjusted profit attributable to shareholders as described above.

The above adjustments to profit attributable to shareholders and EBITDA highlight items and allow us and readers to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the ongoing cash-generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit before depreciation and amortization: Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. We believe this measure assists us and readers to assess our ability to generate cash flow from our business units or operations.

Gross profit margins before depreciation: Gross profit margins before depreciation are gross profit before depreciation and amortization expense, divided by revenue for each respective business unit. We believe this measure assists us and readers to compare margins on a percentage basis among our business units.

Unit costs: Unit costs for our steelmaking coal operations are total cost of goods sold, divided by tonnes sold in the period, excluding depreciation and amortization charges. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in the industry.

Adjusted site cash cost of sales: Adjusted site cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine, excluding depreciation and amortization charges, outbound transportation costs and any one-time collective agreement charges and inventory write-down provisions.

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Total cash unit costs: Total cash unit costs for our copper and zinc operations include adjusted cash costs of sales, as described below, plus the smelter and refining charges added back in determining adjusted revenue. This presentation allows a comparison of total cash unit costs, including smelter charges, to the underlying price of copper or zinc in order to assess the margin for the mine on a per unit basis.

Net cash unit costs: Net cash unit costs of principal product, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co-product and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under IFRS.

Adjusted cash costs of sales: Adjusted cash cost of sales for our copper and zinc operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges, any one-time collective agreement charges or inventory write-down provisions, and by-product cost of sales. It is common practice in the industry to exclude depreciation and amortization, as these costs are non-cash, and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts.

Adjusted operating cost: Adjusted operating costs for our energy business unit are defined as the costs of product as it leaves the mine, excluding depreciation and amortization charges, cost of diluent for blending to transport our bitumen by pipeline, cost of non-proprietary product purchased, transportation costs of our product and non-proprietary product, and any one-time collective agreement charges or inventory write-down provisions.

Cash margins for by-products: Cash margins for by-products is revenue from by-products and co-products, less any associated cost of sales of the by-product and co-product. In addition, for our copper operations, by-product cost of sales also includes cost recoveries associated with our streaming transactions.

Adjusted revenue: Adjusted revenue for our copper and zinc operations excludes the revenue from co-products and by-products, but adds back the processing and refining charges to arrive at the value of the underlying payable pounds of copper and zinc. Readers may compare this on a per unit basis with the price of copper and zinc on the LME.

Adjusted revenue for our energy business unit excludes the cost of diluent for blending and non-proprietary product revenues, but adds back Crown royalties to arrive at the value of the underlying bitumen.

Blended bitumen revenue: Blended bitumen revenue is revenue as reported for our energy business unit, but excludes non-proprietary product revenue, and adds back Crown royalties that are deducted from revenue.

Blended bitumen price realized: Blended bitumen price realized is blended bitumen revenue divided by blended bitumen barrels sold in the period.

Operating netback: Operating netbacks per barrel in our energy business unit are calculated as blended bitumen sales revenue net of diluent expenses (also referred to as bitumen price realized), less Crown

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royalties, transportation and operating expenses divided by barrels of bitumen sold. We include this information, as investors and investment analysts use it to measure our profitability on a per barrel basis and to compare it to similar information provided by other companies in the oil sands industry.

The debt-related measures outlined below are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short- and long-term financial obligations.

Net debt: Net debt is total debt, less cash and cash equivalents.

Debt to debt-plus-equity ratio: Debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity, expressed as a percentage.

Net debt to net debt-plus-equity ratio: Net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage.

Debt to EBITDA ratio: Debt to EBITDA ratio takes total debt as reported and divides that by EBITDA for the 12 months ended at the reporting period, expressed as the number of times EBITDA needs to be earned to repay all of the outstanding debt.

Net debt to EBITDA ratio: Net debt to EBITDA ratio is the same calculation as the debt to EBITDA ratio, but using net debt as the numerator.

Net debt to capitalization ratio: Net debt to capitalization ratio is net debt plus Obligation to Neptune divided by the sum of total debt plus Obligation to Neptune plus equity attributable to shareholders. The ratio is a financial covenant under our revolving credit facility.

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Profit (Loss) and Adjusted Profit

($ in millions, except per share data)	2020	2019	2018

Profit (loss) attributable to shareholders	$ (864)	$ (605)	$ 3,107

Add (deduct):
Asset impairments	912	2,052	30
COVID-19 costs	233	–	–
Environmental costs	210	142	16
Inventory write-downs	91	41	57
Share-based compensation	34	3	43
Commodity derivative losses (gains)	(46)	(13)	26
Debt prepayment option loss (gain)	-	(77)	31
Loss on debt redemption or purchase	8	166	19
Gain on sale of Waneta Dam	–	–	(812)
Taxes and other	(17)	(12)	(16)
Adjusted profit attributable to shareholders	$ 561	$ 1,697	$ 2,501

Adjusted basic earnings per share	$ 1.05	$ 3.03	$ 4.36
Adjusted diluted earnings per share	$ 1.04	$ 3.00	$ 4.30
Weighted average diluted shares outstanding (millions)	534.4	559.8	582.1

Reconciliation of Basic Earnings (Loss) per share to Adjusted Basic Earnings per share

(Per share amounts)	2020	2019	2018
Basic earnings (loss) per share	$ (1.62)	$ (1.08)	$ 5.41
Add (deduct):
Asset impairments	1.71	3.67	0.05
COVID-19 costs	0.44	–	–
Environmental costs	0.39	0.25	0.03
Inventory write-downs	0.17	0.07	0.10
Share-based compensation	0.06	0.01	0.07
Commodity derivative losses (gains)	(0.09)	(0.02)	0.05
Debt prepayment option loss (gain)	–	(0.13)	0.05
Loss on debt redemption or purchase	0.01	0.29	0.03
Gain on sale of Waneta Dam	–	–	(1.41)
Taxes and other	(0.02)	(0.03)	(0.02)
Adjusted basic earnings per share	$ 1.05	$ 3.03	$ (4.36)

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Reconciliation of Diluted Earnings (Loss) per share to Adjusted Diluted Earnings per share

(Per share amounts)	2020	2019	2018
Diluted earnings (loss) per share	$ (1.62)	$ (1.08)	$ 5.34
Add (deduct):
Asset impairments	1.70	3.63	0.05
COVID-19 costs	0.43	–	–
Environmental costs	0.39	0.25	0.03
Inventory write-downs	0.17	0.07	0.10
Share-based compensation	0.07	0.01	0.07
Commodity derivative losses (gains)	(0.09)	(0.02)	0.04
Debt prepayment option loss (gain)	–	(0.13)	0.05
Debt redemption loss	0.01	0.29	0.03
Gain on sale of Waneta Dam	–	–	(1.39)
Taxes and other	(0.02)	(0.02)	(0.02)
Adjusted diluted earnings per share	$ 1.04	$ 3.00	$ 4.30

Reconciliation of EBITDA, Adjusted EBITDA, Net Debt to Adjusted EBITDA and Net Debt to Capitalization Ratio

($ in millions)	2020	2019
Profit (loss)	$ (944)	$ (588)
Finance expense net of finance income	268	218
Provision for income taxes	(192)	120
Depreciation and amortization	1,510	1,619
EBITDA	$ 642	$ 1,369

Add (deduct):
Asset impairments	1,244	2,690
COVID-19 costs	336	–
Environmental costs	270	197
Inventory write-downs	134	60
Share-based compensation	47	4
Commodity derivative gains	(62)	(17)
Debt prepayment option gain	-	(105)
Loss on debt redemption or purchase	11	224
Taxes and other	(52)	51
Adjusted EBITDA	2,570	4,473

Total debt at period end	$ 6,947	$ 4,834
Less: cash and cash equivalents at period end	(450)	(1,026)
Net debt	$ 6,497	$ 3,808
Debt to adjusted EBITDA ratio	2.7	1.1
Net Debt to adjusted EBITDA ratio	2.5	0.9
Equity attributable to shareholders of the company	20,039	21,304
Adjusted Net debt to capitalization ratio	0.24	0.15

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Reconciliation of Gross Profit (Loss) Before Depreciation and Amortization

($ in millions)	2020	2019	2018
Gross profit	$ 1,333	$ 3,340	$ 4,621
Depreciation and amortization	1,510	1,619	1,483
Gross profit before depreciation and amortization	$ 2,843	$ 4,959	$ 6,104

Reported as:
Copper
Highland Valley Copper	$ 476	$ 395	$ 343
Antamina	566	614	794
Carmen de Andacollo	170	89	193
Quebrada Blanca	30	(18)	26
Other	-	-	(1)
	1,242	1,080	1,355

Zinc
Trail Operations	65	–	91
Red Dog	717	837	990
Pend Oreille	-	(4)	(5)
Other	33	(2)	9
	815	831	1,085

Steelmaking coal	1,009	2,904	3,770

Energy	(223)	144	(106)
Gross profit before depreciation and amortization	$ 2,843	$ 4,959	$ 6,104

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Copper Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2020	2019
Revenue as reported	$ 2,419	$ 2,469
By-product revenue (A)	(300)	(311)
Smelter processing charges (B)	140	164
Adjusted revenue	$ 2,259	$ 2,322

Cost of sales as reported	$ 1,560	$ 1,852
Less:
Depreciation and amortization	(383)	(463)
Inventory write-downs	–	(24)
Labour settlement and strike costs	–	(35)
By-product cost of sales (C)	(71)	(58)
Adjusted cash cost of sales (D)	$ 1,106	$ 1,272

Payable pounds sold (millions) (E)	591.7	641.7
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$ 1.87	$ 1.98
Smelter processing charges (B/E)	0.23	0.26
Total cash unit costs — CAD$/pound	$ 2.10	$ 2.24
Cash margins for by-products — ((A−C)/E)	(0.39)	(0.39)
Net cash unit costs — CAD$/pound	$ 1.71	$ 1.85

US$ amounts(1)
Average exchange rate (CAD$ per US$1.00)	$ 1.34	$ 1.33
Per unit amounts — US$/pound
Adjusted cash cost of sales	$ 1.39	$ 1.49
Smelter processing charges	0.18	0.19
Total cash unit costs — US$/pound	$ 1.57	$ 1.68
Cash margins for by-products	(0.29)	(0.29)
Net cash unit costs — US$/pound	$ 1.28	$ 1.39
Note:
(1)Average period exchange rates are used to convert to US$/pound equivalent.

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Zinc Unit Cost Reconciliation (Mining Operations(1))

(CAD$ in millions, except where noted)	2020	2019
Revenue as reported	$ 2,700	$ 2,968
Less:
Trail Operations revenues as reported	(1,761)	(1,829)
Other revenues as reported	(9)	(8)
Add back: Intra-segment revenues as reported	464	519
	$ 1,394	$ 1,650
By-product revenues (A)	(316)	(317)
Smelter processing charges (B)	370	308
Adjusted revenue	$ 1,448	$ 1,641

Cost of sales as reported	$ 2,177	$ 2,367
Less:
Trail Operations cost of sales as reported	(1,784)	(1,915)
Other costs of sales as reported	24	(10)
Add back: Intra-segment purchases as reported	464	519
	$ 881	$ 961
Less:
Depreciation and amortization	(204)	(144)
Severance charge	–	(4)
Royalty costs	(231)	(307)
By-product cost of sales (C)	(78)	(75)
Adjusted cash cost of sales (D)	$ 368	$ 431

Payable pounds sold (millions) (E)	1,040.3	1,094.2
Per unit amounts — CAD$/pound
Adjusted cash cost of sales (D/E)	$ 0.35	$ 0.40
Smelter processing charges (B/E)	0.36	0.28
Total cash unit costs — CAD$/pound	$ 0.71	$ 0.68
Cash margins for by-products — ((A−C)/E)	(0.23)	(0.22)
Net cash unit costs — CAD$/pound	$ 0.48	$ 0.46

US$ amounts(2)
Average exchange rate (CAD$ per US$1.00)	$ 1.34	$ 1.33
Per unit amounts — US$/pound
Adjusted cash cost of sales	$ 0.26	$ 0.30
Smelter processing charges	0.27	0.21
Total cash unit costs — US$/pound	$ 0.53	$ 0.51
Cash margins for by-products	(0.17)	(0.17)
Net cash unit costs — US$/pound	$ 0.36	$ 0.34
Notes:
(1)Pend Oreille (closed in July 2019) and Red Dog.
(2)Average period exchange rates are used to convert to US$/pound equivalent.

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Steelmaking Coal Unit Cost Reconciliation

(CAD$ in millions, except where noted)	2020	2019
Cost of sales as reported	$ 3,098	$ 3,410
Less:
Transportation	(905)	(976)
Depreciation and amortization	(732)	(792)
Inventory write-downs	(59)	(32)
Labour settlement	(4)	–

Adjusted site cost of sales	$ 1,398	$ 1,610
Tonnes sold (millions)	21.9	25.0
Per unit amounts — CAD$/tonne
Adjusted site cost of sales	$ 64	$ 65
Transportation	41	39
Inventory write-downs	3	1
Unit costs — CAD$/tonne	$ 108	$ 105

US$ amounts(1)
Average exchange rate (CAD$ per US$1.00)	$ 1.34	$ 1.33
Per unit amounts — US$/tonne
Adjusted site cost of sales	$ 47	$ 49
Transportation	31	29
Inventory write-downs	2	1
Unit costs — US$/tonne	$ 80	$ 79
Note:
(1)Average period exchange rates are used to convert to US$/tonne equivalent.

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Energy Business Unit — Operating Netback, Bitumen and Blended Bitumen Price Realized Reconciliations, and Adjusted Operating Costs(1)

(CAD$ in millions, except where noted)	2020	2019
Revenue as reported	$ 454	$ 975
Less:
Cost of diluent for blending	(217)	(322)
Non-proprietary product revenue	(21)	(32)
Add back: Crown royalties (D)	4	18
Adjusted revenue (A)	$ 220	$ 639

Cost of sales as reported	$ 780	$ 965
Less:
Depreciation and amortization	(103)	(134)
Inventory write-downs	(54)	-
Cash cost of sales	$ 623	$ 831
Less:
Cost of diluent for blending	(217)	(322)
Cost of non-proprietary product purchased	(17)	(31)
Transportation for non-proprietary product Purchased(3)	(8)	(2)
Transportation costs for FRB (C)	(103)	(118)
Adjusted operating costs (E)	$ 278	$ 358

Blended bitumen barrels sold (thousands)	11,641	16,023
Less diluent barrels included in blended bitumen (thousands)	(2,949)	(3,788)
Bitumen barrels sold (thousands) (B)	8,692	12,235

Per barrel amounts — CAD$
Bitumen price realized (A/B)(2)	$ 25.27	$ 52.21
Crown royalties (D/B)	(0.49)	(1.50)
Transportation costs for FRB (C/B)	(11.84)	(9.62)
Adjusted operating costs (E/B)	(31.96)	(29.24)
Operating netback — CAD$ per barrel	$ (19.02)	$ 11.85
Notes:
(1)Calculated per unit amounts may differ due to rounding.
(2)Bitumen price realized represents the realized petroleum revenue (blended bitumen sales revenue) net of diluent expense, expressed on a per barrel basis. Blended bitumen sales revenue represents revenue from our share of the heavy crude oil blend known as Fort Hills Reduced Carbon Life Cycle Dilbit Blend (FRB), sold at the Hardisty and U.S. Gulf Coast market hubs. FRB is comprised of bitumen produced from Fort Hills blended with purchased diluent. The cost of blending is affected by the amount of diluent required and the cost of purchasing, transporting and blending the diluent. A portion of diluent expense is effectively recovered in the sales price of the blended product. Diluent expense is also affected by Canadian and U.S. benchmark pricing and changes in the value of the Canadian dollar relative to the U.S. dollar.
(3)Reflects adjustments for costs not directly attributed to the production of Fort Hills bitumen, including transportation for non-proprietary product purchased.

Blended Bitumen Price Realized Reconciliation(1)

(CAD$ in millions, except where noted)	2020	2019
Revenue as reported	$ 454	$ 975
Less: non-proprietary product revenue	(21)	(32)
Add back: Crown royalties	4	18

Blended bitumen revenue (A)	$ 437	$ 961
Blended bitumen barrels sold (thousands) (B)	11,641	16,023
Blended bitumen price realized — (CAD$/barrel) (A/B) = D(1)	$ 37.55	$ 59.97
Average exchange rate (CAD$ per US$1.00) (C)	1.34	1.33
Blended bitumen price realized — (US$/barrel) (D/C)(1)	$ 27.99	$ 45.20
Note:
(1)Calculated per unit amounts may differ due to rounding.

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Cautionary Statement on Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this document.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of COVID-19 on our business and operations, including our ability to continue operations at our sites and progress our projects and strategy; our ability to manage challenges presented by COVID-19, including the effectiveness of our management protocols implemented to protect the health and safety of our employees; expected impacts of COVID-19 on our 2021 operating plans; expectation that we will be well positioned as the rollout of vaccines and stimulus in the event of global economic recovery and associated commodity demand; QB2 ramp-up plans and expectations; estimated COVID-19 related costs on our QB2 project; impact of the construction suspension period at our QB2 project; estimated timing of first production from QB2; expectation that QB2 will be a long-life, low-cost operation with major expansion potential; effectiveness of our tailings and water-related projects to manage increased water volumes at Red Dog, including the expectation that they will minimize potential constraints on production in the future; expectations regarding the Neptune facility upgrade including costs, capital expenditures, benefits and timing of completion of the upgrade, our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; expectations regarding the benefits of CP and CN Rail infrastructure improvements to support increased volumes through Neptune; expectation regarding mining in new areas at Fording River, Elkview and Greenhills operations and anticipated long-term production from these operations; coal sales to China targets; benefits of the agreements with Westshore and Ridley Terminals, including that they will provide greater flexibility and optionality and contribute to reduced costs and improved performance and reliability; timing of construction and completion of our Fording AWTF and our SRFs; our expectation that Fording River AWTF will be the last full-scale AWTF and that future treatment facilities will be SRFs; expected Elk Valley water treatment spending, capital and operating costs, and plans; expected cost of implementing incremental measures required under the October 2020 Direction issued by Environment and Climate Change Canada; expected benefits that will be generated from our RACE21TM innovation-driven business transformation program; Fort Hills focus on cost discipline and ability to ramp up production; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; timing of Teck’s next contributions to QB2 project capital; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections; the amount of potential taxes, interest and penalties relating to the Antamina tax dispute and our share thereof; the availability of our credit facilities, sources of liquidity and capital resources; our expectation that we will receive a portion of our carbon tax expenditures back under the CleanBC program; our expectations regarding the amount of Class B subordinate voting shares that might be purchased under the normal course issuer bid and the mechanics thereof; expectations regarding our dividend policy and our capital allocation framework; our expectations, projections and sensitivities under the heading “Commodity Prices and

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Sensitivities”; expectations regarding carbon legislation and climate change regulations; and the impact of certain accounting initiatives and estimates.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products; our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; any new curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; the future supply of low-cost power to the Trail smelting and refining complex; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners. Assumptions regarding our Red Dog tailings and water-related projects include assumptions regarding the effectiveness of the projects and future water volumes. Our Guidance tables include footnotes with further assumptions relating to our guidance.

In addition, assumptions regarding the Elk Valley Water Quality Plan include assumptions that additional treatment will be effective at scale, and that the technology and facilities operate as expected, as well as additional assumptions discussed under the heading “Management’s Discussion and Analysis — Steelmaking Coal — Elk Valley Water Management Update”. Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, a CLP/USD exchange rate of 775, as well as there being no unexpected material and negative impact to various contractors, supplies and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Assumptions regarding the costs and benefits of the Neptune expansion and other projects include assumptions that the relevant project is constructed and operated in accordance with current expectations. Expectations regarding our operations are based on numerous assumptions regarding the operations. Our Guidance tables include footnotes with further assumptions relating to our guidance. Expectations regarding the impact of foreign exchange rates are based on the assumptions set out in this document. Statements

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regarding the availability of our credit facilities are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the credit facilities are not otherwise terminated or accelerated due to an event of default. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, changes in tax or royalty rates, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits or environmental impact assessments, and changes or further deterioration in general economic conditions. The amount and timing of capital expenditures is depending upon, among other matters, being able to secure permits, equipment, supplies, materials and labour on a timely basis and at expected costs. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. Certain of our other operations and projects are operated through joint arrangements where we may not have control over all decisions, which may cause outcomes to differ from current expectation. Current and new technologies relating to our Elk Valley water treatment efforts may not perform as anticipated, and ongoing monitoring may reveal unexpected environmental conditions requiring additional remedial measures. QB2 costs, construction progress and timing of first production is dependent on, among other matters, our continued ability to successfully manage through the impacts of COVID-19. QB2 costs may also be affected by claims and other proceedings that might be brough against us relating to costs and impacts of the COVID-19 pandemic. Purchases of Class B subordinate voting shares under the normal course issuer bid may be affected by, among other things, availability of Class B subordinate voting shares, share price volatility and availability of funds to purchase shares. Further factors associated with our Elk Valley Water Quality Plan are discussed under the heading “Management’s Discussion and Analysis — Steelmaking Coal — Elk Valley Water Management Update”. Declaration and payment of dividends is in the discretion of the Board, and our dividend policy will be reviewed regularly and may change. Red Dog production may also be impacted by water levels at site.

The forward-looking statements and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19-related matters on our business and operations and projects will depend on the ability of our sites to maintain normal operations, and on the duration of impacts

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on our suppliers, customers and markets for our products, all of which are unknown at this time. Continuing operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2020, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

Scientific and technical information in this document regarding our coal properties, which for this purpose does not include the discussion under “Elk Valley Water Management Update”, was reviewed, approved and verified by Jo-Anna Singleton P.Geo. and Robin Gold P.Eng., each an employee of Teck Coal Limited and a Qualified Person as defined under National Instrument 43-101. Scientific and technical information in this quarterly report regarding our other properties was reviewed, approved and verified by Rodrigo Alves Marinho, P.Geo., an employee of Teck and a Qualified Person as defined under National Instrument 43-101.

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